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UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period October 2004	File No. ___001-32267____

Desert Sun Mining Corp.

(Name of Registrant)

65 Queen Street West, Suite 810, P.O. Box 67, Toronto, Ontario CANADA M5H 2M5

(Address of principal executive offices)

1.

News Release dated October 20, 2004

2.

News Release dated October 29, 2004

3.

Copy of Underwriting Agreement dated October 4, 2004

4.

Final Short Form Prospectus dated October 12, 2004

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...XXX...... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .XXX.

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (11-2002)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DESERT SUN MINING CORP.

     65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2M5

Tel: 416-861-0341      Fax: 416-861-8165

www.desertsunmining.com

Press Release     33 – 2004

For Further Information Contact:

                 John Carlesso

Vice President, Corporate Development

                416-861-5881

              1-866-477-0077

   TORONTO STOCK EXCHANGE

   SYMBOL: DSM

   AMERICAN STOCK EXCHANGE

   SYMBOL: DEZ

DESERT SUN COMPLETES $20 MILLION BOUGHT DEAL

DESERT SUN MINING CORP. (TSX: DSM; AMEX: DEZ) has completed its previously announced bought deal financing pursuant to which, as a result of the underwriters fully exercising their over-allotment option, it raised $20 million through the issuance of 13,793,103 units at a price of $1.45 per unit. Each unit consists of one common share and one-half of one common share purchase warrant of Desert Sun. Each whole warrant will be exercisable at a price of $2.50 until November 20, 2008. The warrants will trade on the Toronto Stock Exchange under the symbol “DSM.WT”. The underwriting syndicate for the offering was led by Sprott Securities Inc. and included CIBC World Markets Inc., GMP Securities Ltd. and Salman Partners Inc. Proceeds from the offering will be used to fund the development of the Jacobina project in Brazil and for working capital purposes.

Desert Sun Mining is a Canadian gold exploration and development company listed on the Toronto Stock Exchange and the American Stock Exchange. (www.desertsunmining.com).

Statements in this release that are not historical facts are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Readers are cautioned that any such statements are not guarantees of future performance and that actual developments or results may vary materially from those in these “forward-looking statements”.

NOT FOR DISTRIBUTION IN THE UNITED STATES
OR THROUGH U.S. NEWSWIRE SERVICES

DESERT SUN MINING CORP.

     65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2M5

Tel: 416-861-0341      Fax: 416-861-8165

www.desertsunmining.com

Press Release     34 – 2004

For Further Information Contact:

John Carlesso             Kam Gill

416-861-5881               416-861-0341

1-866-477-0077         1-866-477-0077

   TORONTO STOCK EXCHANGE

   SYMBOL: DSM

   AMERICAN STOCK EXCHANGE

   SYMBOL: DEZ

DESERT SUN RECEIVES ADDITIONAL POSITIVE
DRILL RESULTS FROM CANAVIEIRAS

DESERT SUN MINING CORP. (TSX:DSM, AMEX:DEZ) has received additional underground diamond drill results from the Canavieiras area at Jacobina, Brazil. The drilling was carried out to test three major target areas: conglomerate reefs located between 50-100m below the existing mine workings; the southeast extension of the reefs that were previously mined; and reefs above the mine workings. Significant results are listed in Table 1 and the target areas are shown in Figure 1. The former Canavieiras mine is located 3 km north of the processing plant and is located in a block bounded by faults that is approximately 1.2 km long and 400 metres wide. To date, 41 holes totaling 5,368 metres have been completed. Results have now been received for all holes at Canavieiras.

Highlights include:

Target Reefs below old workings

•

CAN-37 intersected 2.71 grams gold per tonne (g Au/t) over a true width of 22.2m including 4.51 g Au/t over a true width of 9.8m at the top of the reef and 4.41 g Au/t over a true width of 3.2m at the base;

•

CAN-47 intersected 2.85 g Au/t over 27.5m true width including 4.63 g Au/t over a true width of 13.4m. A separate reef lower in the same hole returned 2.06 g Au/t over a true width of 22.3m including 5.05 g Au/t over a true width of 6.2m; and

•

CAN-38 returned 8.77 g Au/t (7.25 g Au/t with highs cut to 30 g/t) over a true width of 3.9m. Target Reefs extending zones previously mined

•

CAN-15 intersected 16.13 g Au/t (15.63 g Au/t cut) over a true width of 2.5m;

•

CAN-47 returned 20.79 g Au/t over 0.7m;

•

CAN-53 returned 13.83 g Au/t over a true width of 1.0m; and

•

CAN-49 intersected 3.77 g Au/t (1.97 g Au/t cut) over a true width of 6.0m.

Target Reefs above old workings

•

CAN-29 returned 8.09 g Au/t over a true width of 1.1m; and

•

CAN-31 intersected 4.08 g Au/t over 2.0m.

Dr. Bill Pearson, P.Geo., Vice President, Exploration stated: “The drill results at Canavieiras continue to be very positive. The strike length of the reefs below the old workings has been extended to at least 300 m and high grade intersections continue to be returned from the reef extension southeast of the old workings. Both targets continue to be open along strike. We are currently compiling the new results and will be completing an updated mineral resource estimate as well as outlining a detailed plan for future drilling.”

Peter Tagliamonte, Vice President, Operations and Chief Operating Officer stated: "Dr. Pearson and his team have done excellent work at Canavieiras. The positive results from the drilling program and the new program that is being planned will allow our mining team to better evaluate Canavieiras. It is also important to note that Canavieiras was not considered in our mining feasibility and we will be evaluating the exploration results carefully as this could potentially be a new mining area for Desert Sun."

Table 1: Significant Drilling Results, Canavieiras

Hole No.*	From (m)	To (m)	Gold (g/t)	Interval (m)	True Width (m)	Reef	Depth Below Surface** (m)
CAN26	N8758489	E335083	El 548
dip +23°'	89.77	92.93	1.57	3.16	3.0	Maneira	120
	90.27	97.00	1.28	6.73	6.5	Maneira	122
CAN27	N8758447	E335098	El 548
dip +33°	24.91	26.96	2.05	2.05	2.1	Piritoso	118
	81.90	102.45	1.01	20.55	20.6	Maneira	110
CAN 29	N8758350	E335113	El 548
dip +19°	33.11	41.10	1.15	7.99	6.9	Piritoso/Liberino	137
incl.	33.11	33.94	10.42	0.83	0.7	Piritoso	135
	86.40	96.05	1.18	9.65	9.5	Maneira	160
incl.	94.95	96.05	8.09	1.10	1.1	Maneira	160
CAN 31	N 8758409	E335103	El 548
dip +37°	26.71	28.65	2.04	1.94	1.9	Liberino	120
	75.09	95.22	0.82	20.13	20.1	Maneira	110
incl.	75.09	77.11	4.08	2.02	2.0	Maneira	112
CAN 32	N 8758409	E335103	El 547
dip +00°	86.24	88.41	2.19	2.17	1.7	Maneira	180
CAN 33	N8758270	E335135	El 549
dip +24°	37.71	46.20	2.08	8.49	8.5	Other zone	148
CAN 34	N8758060	E335148	El 587
dip +28°	10.47	10.95	3.37	0.48	0.4	Holandez	50
	120.15	121.47	2.33	1.32	1.3	Maneira	35
CAN 35	N8758059	E335196	El 548
dip -52°	4.37	6.25	3.22	1.88	1.8	Piritoso	110
	54.2	77.64	1.36	23.44	22.5	MU	154
incl.	54.2	57.51	3.55	3.31	3.2	MU	150
	102.28	108.00	1.75	5.72	5.5	LU	184
CAN 36	N 8758227	E335181	El 547
dip +51°	81.27	82.34	1.85	1.07	1.0	Maneira	145
	89.94	90.51	3.47	0.57	0.6	Maneira	143
CAN 37	N 8758196	E335189	El 547
dip -46°	46.27	69.35	2.71	23.08	22.2	MU (total)	188
incl.	46.27	56.52	4.51	10.25	9.8	MU (top)	183
incl.	66.00	69.35	4.41	3.35	3.2	MU (base)	193

* all holes are NQ diamond drill core size and have been drilled perpendicular to the north-south strike of the zones. ** depth calculated based on midpoint of intersection

Target reefs below old workings – MU and LU; Target reefs extending zones previously mined – Piritoso and Liberino; and Target reefs above old workings – Maneira and Hollandez

Table 1 (con’t): Significant Drilling Results, Canavieiras (con’t)

Hole No.*	From (m)	To (m)	Gold (g/t)	Interval (m)	True Width (m)	Reef	Depth Below Surface** (m)
CAN38	N 8758060	E335198	El 548
dip -83°	8.80	10.13	3.54	1.33	1.1	Piritoso	120
	51.80	56.40	8.77	4.6	3.9	MU	162
			7.25	Highs cut to 30 g/t
	113.75	116.80	1.42	3.05 2.6		LU (top)	226
	125.22	126.47	1.91	1.25 1.1		LU (base)	239
CAN39	N 8758227	E335181	El 547
dip -84°	103.85	109.24	0.92	5.39 4.0		MU	290
CAN 40	N 8758117	E335147	El 587
dip +38°	7.26	8.26	2.86	1.00 0.9		Holandez	72
	64.50	67.50	1.57	3.00 3.0		Maneira (base)	65
	121.46	123.82	1.51	2.36 2.4		Maneira (top)	45
CAN 41 dip -83°	N 8758196	E335192	El 547
	No significant values
CAN 42	N 8757998	E335174	El 548
dip -77°	0.00	4.06	2.34	4.06 3.2		Piritoso	68
	89.15	122.90	1.75	33.75 26.7		MU (total)	173
			1.64	Highs cut to 30 g/t			173
incl.	89.15	91.90	10.01	2.75 2.2		MU (top)	155
			8.73	Highs cut to 30 g/t			155
incl.	118.54	122.90	2.47	4.36 3.4		MU (base)	188
	156.41	164.77	2.26	8.36 6.6		LU	230
CAN 43	N 8758227	E335178	El 547
dip -48°	47.03	64.40	1.57	17.37 17.2		MU	185
	47.03	51.78	2.91	4.75 4.7		MU (top)	185
	76.20	77.15	3.07	0.95 0.9		LU	188

CAN44	N 8758125	E335204	El 549
dip +27°	20.78	21.80	1.79	1.02 1.0		Maneira	165
	35.88	36.25	2.97	0.37 0.40		Maneira	155
CAN45	N 8758144	E335148	El 587
dip +36°	0.00	0.80	2.80	0.80 0.7		Liberino	73
	112.90	116.18	1.39	3.28 3.3		Maneira	55
CAN46	N 8758164	E335197	El 548
dip 0°	44.19	46.99	1.42	2.80 2.3		Maneira	205
	93.56	95.93	2.13	2.37 1.9		Maneira	228
	100.58	101.07	2.88	0.49 0.4		Maneira	230

* all holes are NQ diamond drill core size and have been drilled perpendicular to the north-south strike of the zones. ** depth calculated based on midpoint of intersection

Target reefs below old workings – MU and LU; Target reefs extending zones previously mined – Piritoso and Liberino; and Target reefs above old workings – Maneira and Hollandez

Table 1 (con’t): Significant Drilling Results, Canavieiras

Hole No.*	From (m)	To (m)	Gold (g/t)	Interval (m)	True Width (m)	Reef	Depth Below Surface** (m)
CAN 47	N8758147	E335197	El 547
dip -41°	4.19	4.93	20.79	0.74	0.7	Liberino	157
	32.91	61.23	2.85	28.32	27.5	MU (total)	175
incl.	32.91	46.75	4.63	13.84	13.4	MU (top)	170
	87.14	110.16	2.06	23.02	22.3	LU	170
incl.	103.74	110.16	5.05	6.42	6.2	LU	175
CAN48	N8758035	E335192	El550
dip +24°	4.09	4.94	6.59	0.85	0.7	Liberino	88
	24.60	26.50	0.44	1.90	1.5	Holandes	90
	48.32	51.30	0.38	2.98	2.9	Maneira	80
CAN 49	N 8758147	E335198	El 547			Piritoso+Liberi
dip -87°	11.70	20.30	3.77	8.6	6.0	no	170
			1.97	Highs cut to 30 g/t
incl.	11.70	12.11	67.79	0.41	0.3	Liberino	168
incl.	19.74	20.30	7.20	0.56	0.4	Piritoso	175
CAN 50	N8758194	E335134	El 583
dip +44°	112.18	113.08	6.50	0.9	0.9	Maneira	64
CAN 51	N 8758560	E335040	El 553
dip +50°	98.46	105.77	1.09	7.31	6.9	Maneira	43
CAN 52	N8758035	E335189	El 548
dip -51°	0.00	2.17	1.10	2.17	2.2	Piritoso	94
CAN 53	N8758000	E335178	El 551
dip +63°	11.75	12.85	13.83	1.10	1.0	Liberino	52
	21.00	21.50	6.15	0.50	0.5	Holandez	45
CAN 54	N 8758104	E335209	El 548
dip -59°	122.2	124.7	1.49	2.5	1.3	MU	280
	175.4	181.7	1.03	6.3	3.4	MU	330
	196.4	201.3	1.60	4.8	2.6	LU	350
CAN55	N 8758452	E335050	El 579
dip +54°	0.0	1.6	1.52	1.6	0.9	Holandez base	55
CAN 56	N 8758027	E335187	El 550
dip +62°	1.5	3.4	2.68	1.9	1.4	Liberino	60

* all holes are NQ diamond drill core size and have been drilled perpendicular to the north-south strike of the zones. ** depth calculated based on midpoint of intersection

Target reefs below old workings – MU and LU; Target reefs extending zones previously mined – Piritoso and Liberino; and Target reefs above old workings – Maneira and Hollandez

Table 1 (con’t): Significant Drilling Results, Canavieiras

Hole No.*

From (m) To (m)

Gold Interval True

Reef

Depth Below

(g/t)

(m)

Width

Surface** (m)

(m)

CANAVIEIRAS (con’t)

CAN 57

N8758027 E335186 El 547

dip +88°

0.0

3.9

16.13

3.9

2.5

Piritoso

65 15.63 Highs cut to 30 g/t

CAN 58

N 8758300 E335140 El 577

dip -64°

No significant values

* all holes are NQ diamond drill core size and have been drilled perpendicular to the north-south strike of the zones. ** depth calculated based on midpoint of intersection

Target reefs below old workings – MU and LU; Target reefs extending zones previously mined – Piritoso and Liberino; and Target reefs above old workings – Maneira and Hollandez

Assaying for the program was carried out by Lakefield Geosol, an ISO 9001, 2000 laboratory based in Brazil, using fire assay on 50 gram pulps. Check assaying is routinely carried out, by ALS Chemex in Vancouver, on 10% of sample pulps and 5% of sample rejects. Independent standard reference samples are also inserted at regular intervals into each batch of analyses. Security is maintained at the core logging and sampling facility. Dr. Bill Pearson, P.Geo. is the Qualified Person as defined under National Instrument 43-101 responsible for the scientific and technical work on the program.

Statements in this release that are not historical facts are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Readers are cautioned that any such statements are not guarantees of future performance and that actual developments or results may vary materially from those in these “forward-looking statements”.

Desert Sun Mining is a Canadian gold exploration and development company listed on the Toronto Stock Exchange and the American Stock Exchange. (www.desertsunmining.com).

N
Portal
545 Level
LEGEND
Mined Out Area (Pintoso/Liberino)
Maneira Reef
Hollandez Reef
Pintoso/Liberino Extension
MU & LU Reefs
Underground Workings
Intrusive
Maneira Reef
Hollandez Reef
Pintoso/Liberino Reefs
545 Level
MU Reef
LU Reef
Intrusive
Generalized Stratigraphy
Canavieiras
LEGEND
Conglomerate
Quartzite
Intrusive
Canavieiras
Plan Map
Major Target Zones
0
50
100
meters
DESERT SUN MINING CORP.
October 28, 2004

UNDERWRITING AGREEMENT

October 4, 2004

Desert Sun Mining Corp. 65 Queen Street West Suite 810

Toronto, Ontario

M5H 2M5

Attention: Stan Bharti, President and Chief Executive Officer

Dear Sirs:

Sprott Securities Inc, CIBC World Markets Inc., GMP Securities Ltd. and Salman Partners Inc. (collectively, the "Underwriters” ) hereby offer, severally and in the percentages set forth in section 12.1, to purchase from Desert Sun Mining Corp. (the "Company” ), and the Company agrees to issue and sell to the Underwriters, 10,000,000 units (the "Offered Securities” ). Each unit (a "Unit” ) shall consist of one common share in the capital of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant (a "Warrant”) shall be issued pursuant to and subject to the terms of the warrant indenture dated as of November 20, 2003 (the "Warrant Indenture” ) between the Company and Equity Transfer Services Inc. (“ Equity” ) and a supplemental indenture to be entered into between the Company and Equity. Each Warrant will entitle the holder thereof to purchase one Common Share (a "Warrant Share” ) at a price of $2.50 until 5:00 p.m. (Toronto time) on November 20, 2008. The offering of the Offered Securities (which term shall include any additional units to be purchased in the event of the exercise of the Option (as defined below)) by the Company is hereinafter referred to as the "Offering”.

The Underwriters shall have an option (the "Option” ), which Option may be exercised in the Underwriters' sole discretion and without obligation, to purchase up to an additional 3,793,103 Units which, if subscribed for hereunder, shall be deemed to form part of the Offered Securities for the purposes hereof. The Option shall be exercisable by the Underwriters at any time prior to the Time of Closing (as hereinafter defined) by delivering written notice to the Company prior to the Time of Closing, after which time the Option shall be void and of no further force and effect.

In consideration of the Underwriters' services to be rendered in connection with the Offering, including assisting in preparing documentation relating to the Offered Securities including the Preliminary Prospectus and the Final Prospectus (in each case as hereinafter defined), distributing the Offered Securities, directly and through other investment dealers and brokers, and performing administrative work in connection with the Offering, the Company agrees to pay the Underwriting Fee (as hereinafter defined) to the Underwriters.

The Company agrees that the Underwriters will be permitted to appoint, at their sole expense, other registered dealers (or other dealers duly qualified in their respective jurisdictions) as their agents to assist in the Offering and that the Underwriters may determine the remuneration payable to such other dealers appointed by them.

This offer is conditional upon and subject to the additional terms and conditions set forth below.

1.

Interpretation

1.1

Definitions: Unless expressly provided otherwise, where used in this agreement or any schedule hereto, the following terms shall have the following meanings, respectively:

"Applicable Securities Laws” means, collectively, the applicable securities laws of each of the Qualifying Provinces, their respective regulations, rulings, rules, orders and prescribed forms thereunder, the applicable policy statements issued by the Securities Commissions thereunder and the securities legislation of and policies issued by each other relevant jurisdiction;

"Closing Date” means October 20, 2004 or such earlier or later date as the Company and the Underwriters may agree, but in any event no later than November 4, 2004;

"Common Shares” means the common shares in the capital of the Company comprising part of the Units;

“Company” shall have the meaning ascribed thereto in the first paragraph of this agreement;

"Company's Information Record” means all information contained in any press release, material change report (excluding any confidential material change report), financial statements or other document relating to the Company which has been filed by or on behalf of the Company pursuant to Applicable Securities Laws or otherwise, including, without limitation, the Feasibility Study, the Micon Report and the SRK Report;

"Eligible Issuer” means an issuer which meets the criteria and has complied with the requirements of NI 44-101 so as to allow it to offer its securities using a short form prospectus;

Exchanges” means the TSX and the American Stock Exchange;

"Feasibility Study” " means the feasibility study of SNC-Lavalin Engineers and Constructors Inc. entitled "Jacobina Gold Project, Jacobina, Bahia State, Brazil Feasibility Report” filed on SEDAR on October 8, 2003;

"Final Prospectus” means the (final) short form prospectus of the Company qualifying the Offered Securities and the materials incorporated therein by reference;

“including” means including without limitation;

"Material Adverse Effect" means, with respect to the Company, a material adverse effect on the condition (financial or otherwise), business, properties, assets, liabilities (including contingent liabilities), and results of operations of the Company and its Material Subsidiaries (taken as a whole);

"material change” means a material change for the purposes of the Applicable Securities Laws of the applicable jurisdiction or where such term is undefined under such Applicable Securities Laws means a change in the business, operations or capital of the Company and the Material Subsidiaries, on a consolidated basis, that would reasonably be expected to have a significant effect on the market price or value of any of the Company's securities and includes a decision to implement such a change made by the Company's board of directors or by senior management of the Company who believe that confirmation of the decision by the board of directors is probable;

“material fact” means a material fact for the purposes of the Applicable Securities Laws of the applicable jurisdiction or where such term is undefined under such Applicable Securities Laws means a fact that significantly affects, or would reasonably be expected to have a significant effect on, the market price or value of the Company's securities;

"Material Subsidiaries” means collectively, DSM Participacoes Ltd. (“ DSM Brazil” ) and Jacobina Mineragao Comercia SA (“ JMC” );

"Micon Report” means the report dated August 20003 of Micon International Limited entitled "A Mineral Resource Estimate for the Jacobina Property, Bahia State, Brazil” and filed on SEDAR on September 4, 2003;

"misrepresentation” means a misrepresentation for the purposes of the Applicable Securities Laws of the applicable jurisdiction or where such term is undefined under such Applicable Securities Laws means (i) an untrue statement of a material fact, or (ii) an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made;

“NI 44-101” means National Instrument 44-101 - Short Form Prospectus Distributions;

"NP 43-201” means National Policy 43-201 - Mutual Reliance Review System for Prospectuses and Annual Information Forms;

"Offered Securities” shall have the meaning ascribed thereto in the first paragraph of this agreement and shall, if applicable, include any additional Units in respect of which the Option may be exercised;

“Offering” shall have the meaning ascribed thereto in the first paragraph of this agreement;

"Offering Documents” means, collectively, the Preliminary Prospectus, the Final Prospectus and any Supplementary Material;

"Option” shall have the meaning ascribed thereto in the second paragraph of this agreement;

"person” includes any individual, corporation, limited partnership, general partnership, joint stock company or association, joint venture association, company, trust, bank, trust company, land trust, investment trust, society or other entity, organization, syndicate, whether incorporated or not, trustee, executor or other legal personal representative, and governments and agencies and political subdivisions thereof;

"Preliminary Prospectus” means the preliminary short form prospectus of the Company prepared in connection with the qualification of the Offered Securities and the materials incorporated therein by reference;

"Purchasers” means, collectively, each of the purchasers of Offered Securities arranged by the Underwriters pursuant to the Offering, including, if applicable, the Underwriters themselves;

"Qualifying Provinces” means, collectively, each of the provinces of Canada;

"Securities Commissions” means, collectively, the securities commission or similar regulatory authority in each of the Qualifying Provinces;

"Selling Group” means, collectively, those registered dealers appointed by the Underwriters to assist in the Offering as contemplated in the fourth paragraph of this agreement;

"SRK Report” means the report dated December 2003 of SRK Consulting Engineers and Scientists entitled "Jacobina Production Rate Assessment” and filed on SEDAR on February 12, 2004;

“subsidiary” shall have the meaning ascribed thereto in the Securities Act (Ontario);

"Supplementary Material” means, collectively, any amendment to the Final Prospectus, any amended or supplemental prospectus or ancillary material required to be filed with any of the Securities Commissions in connection with the distribution of the Offered Securities and any material incorporated therein by reference;

“Survival Limitation Date” means the later of:

(1)

the second anniversary of the Closing Date; and

(2)

the latest date under the Applicable Securities Laws relevant to a Purchaser (non-residents of Canada being deemed to be resident in the Province of Ontario for such purposes) that a Purchaser may be entitled to commence an action or exercise a right of rescission, with respect to a misrepresentation contained in the Final Prospectus or, if applicable, any Supplementary Material;

“Time of Closing” means 8:00 a.m. (Toronto time) on the Closing Date;

“TSX” means the Toronto Stock Exchange;

“Underwriters” shall have the meaning ascribed thereto in the first paragraph of this agreement; “Underwriting Fee” means the fee payable to the Underwriters as specified in Schedule "A” hereto;

"United States” " means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

“Units” shall have the meaning ascribed thereto in the first paragraph of this agreement; “Warrant” shall have the meaning ascribed thereto in the first paragraph of this agreement;

“Warrant Indenture” shall have the meaning ascribed thereto in the first paragraph of this agreement; and

“Warrant Share” shall have the meaning ascribed thereto in the first paragraph of this agreement.

1.2

Division and Headings: The division of this agreement into sections, subsections, paragraphs and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this agreement. Unless something in the subject matter or context is inconsistent therewith, references herein to sections, subsections, paragraphs and other subdivisions are to sections, subsections, paragraphs and other subdivisions of this agreement.

1.3

Governing Law: This agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

1.4

Currency: Except as otherwise indicated, all amounts expressed herein in terms of money refer to lawful currency of Canada and all payments to be made hereunder shall be made in such currency.

1.5

Schedules: The following are the schedules attached to this agreement, which schedules are deemed to be a part hereof and are hereby incorporated by reference herein: Schedule "A” - Details of the Offering; Schedule "B” - Opinion of Company's Counsel; Schedule "C” - Terms for Offering to U.S. Purchasers; and Schedule "D” - Outstanding Convertible Securities.

2.

Nature of Transaction

2.1

Each Purchaser resident in a Qualifying Province shall purchase the Offered Securities pursuant to the Final Prospectus. Except as set forth in Section 3.3, each other Purchaser shall purchase in accordance with such procedures as the Company and the Underwriters may mutually agree, acting reasonably, in order to fully comply with the Applicable Securities Laws. The Company hereby agrees to secure compliance with all applicable securities regulatory requirements of the Qualifying Provinces on a timely basis in connection with the distribution of the Offered Securities to Canadian Purchasers. Subject to being notified by the Underwriters of the requirements thereof and upon request by the Underwriters, the Company also agrees to file within the periods stipulated under Applicable Securities Laws outside of Canada and at the Company's expense all private placement forms required to be filed by the Company and the Purchasers, respectively, in connection with the Offering and agrees to pay all filing fees required to be paid in connection therewith so that the distribution of the Offered Securities outside of Canada may lawfully occur without the necessity of filing a prospectus or any similar document under the Applicable Securities Laws outside of Canada, if applicable. The Underwriters agree to assist the Company in all reasonable respects to secure compliance with all regulatory requirements in connection with the Offering.

3.

Covenants and Representations of the Underwriters

3.1

Each Underwriter severally covenants with the Company that it will (and will use its best efforts to cause the members of the Selling Group to):

(i)

conduct activities in connection with arranging for the sale and distribution of the Offered Securities in compliance with all Applicable Securities Laws and the provisions of this agreement;

(ii)

not, directly or indirectly, sell or solicit offers to purchase the Offered Securities or distribute or publish any offering circular, prospectus, form of application, advertisement or other offering materials in any country or jurisdiction so as to require registration or filing of a prospectus with respect thereto or compliance by the Company with regulatory requirements under the laws of, or subject the Company (or any of its directors, officers or employees) to any inquiry, investigation or proceeding of any securities regulatory authority, stock exchange or other authority in, any jurisdiction (other than the Qualifying Provinces);

(iii)

use all reasonable efforts to complete and to cause the members of the Selling Group to complete the distribution of the Offered Securities as soon as practicable; and

(iv)

upon the Company obtaining the necessary receipts therefor from each of the Securities Commissions, deliver one copy of the Final Prospectus and any Supplementary Material to each of the Purchasers.

3.2

Sprott Securities Inc. shall notify the Company when, in its opinion, the Underwriters and Selling Group have ceased distribution of the Offered Securities and, if required for regulatory compliance purposes, provide a breakdown of the number of Offered Securities distributed and proceeds received (A) in each of the Qualifying Provinces and (B) in any other jurisdictions.

3.3

Each Underwriter severally covenants with the Company that it will only solicit purchasers of Offered Securities in the United States in accordance with Schedule "C” to this agreement.

4.

Representations, Warranties and Covenants of the Company

4.1

The Company hereby represents, warrants and covenants to and with the Underwriters and the Purchasers that:

4.1.1

General Matters

(a)

each of the Company and the Material Subsidiaries has been duly incorporated and is validly existing under the laws of its jurisdiction of incorporation, has all requisite corporate power and authority and is duly qualified to carry on its business as now conducted and to own or lease its properties and assets and the Company has all requisite corporate power and authority to carry out its obligations under this agreement, the Offering Documents and the Warrant Indenture;

(b)

to the knowledge of the Company, no agreement is in force or effect which in any manner affects the voting or control of any of the securities of the Company or any of its Material Subsidiaries;

(c)

the Company has no subsidiaries other than as listed below, the Company does not beneficially own or exercise control or direction over, 10% or more of the outstanding voting shares of any company other than such subsidiaries and the Company beneficially owns, directly or indirectly, the percentage indicated below of the issued and outstanding shares in the capital of such subsidiaries free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands of any kind whatsoever, all of such shares have been duly authorized and validly issued and are outstanding as fully paid and non-assessable shares and no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the purchase from the Company of any interest in any of such shares or for the issue or allotment of any unissued shares in the capital of any of the subsidiaries listed below or any other security convertible into or exchangeable for any such shares;

Name	Jurisdiction of Incorporation	Beneficial Equity/ Voting Ownership
DSM Participacoes Ltd.	Brazil	100%
Jacobina Mineragao Comerica SA	Brazil	100%

(d)

all necessary corporate action has been taken or will have been taken prior to the Time of Closing by the Company so as to (a) validly issue the Common Shares as fully paid and non-assessable securities in the capital of the Company; (b) validly create, authorize and issue the Warrants; and (c) allot, reserve and authorize the issuance of the Warrant Shares, as fully paid and non-assessable securities in the capital of the Company;

(e)

the authorized capital of the Company consists of an unlimited number of common shares, of which, as at the close of business on October 1, 2004, 59,126,543 common shares of the Company were outstanding as fully paid and non-assessable shares in the capital of the Company;

(f)

the currently issued and outstanding common shares of the Company are listed and posted for trading on the Exchanges and no order ceasing or suspending trading in any securities of the Company or prohibiting the trading of any of the Company’ s issued securities has been issued and no proceedings for such purpose are pending or, to the knowledge of the Company, threatened;

(g)

the definitive forms of certificates representing the Common Shares and the Warrants are or will be at the Time of Closing in proper form under the laws of Canada and do or will at the Time of Closing comply with the applicable requirements of the Exchanges and do not or will not at the Time of Closing conflict with the constating documents of the Company;

(h)

the audited consolidated financial statements of the Company as at and for the year ended August 31, 2003 and the unaudited interim consolidated financial statements as at and for the ten month period ended June 30, 2004 (collectively, the "Financial Statements” ) (i) have been prepared in accordance with generally accepted accounting principles in Canada consistently applied throughout the period referred to therein, (ii) present fairly, in all material respects, the financial position (including the assets and liabilities, whether absolute, contingent or otherwise) of the Company and the Material Subsidiaries (on a consolidated basis) as at such dates and results of operations of the Company and the Material Subsidiaries (on a consolidated basis) for the periods then ended, and (iii) contain and reflect adequate provision or allowance for all reasonably anticipated liabilities, expenses and losses of the Company, and other than for stock based compensation reporting, there has been no change in accounting policies or practices of the Company since August 31, 2003 other than the change of the Company’ s year-end to December 31;

(i)

Since August 31, 2003, the Company has conducted its business only in the ordinary course and, except as disclosed in the Company’ s Information Record, there has not occurred:

(i)

any event that could reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company and its Material Subsidiaries (taken as a whole);

(ii)

any amendments or changes in the constating documents or by-laws of the Company and its Material Subsidiaries;

(iii)

any damage, destruction or loss, whether or not covered by insurance, that would, individually or in the aggregate, have a Material Adverse Effect on the Company and its Material Subsidiaries;

(iv)

any:

(1)

incurrence, assumption or guarantee by the Company or its Material Subsidiaries of any debt for borrowed money (other than for equipment leases or working capital lines of credit, in each case, in the ordinary course of business);

(2)

issuance or sale of any securities convertible into or exchangeable for securities of the Company other than to directors, employees and consultants pursuant to existing equity compensation or stock option plans of the Company in accordance with past practices;

(3)

issuance or sale of options or other rights to acquire from the Company or its Material Subsidiaries, directly or indirectly, securities of the Company or any of its Material Subsidiaries or any securities convertible into or exchangeable for any such securities, other than options issued to directors, employees and consultants in the ordinary course of business pursuant to existing equity compensation or stock option plans of the Company in accordance with past practices;

(4)

other than as set out in paragraph (3) above, issuance or sale of any share, bond or other corporate security;

(5)

sale, assignment or transfer of any of its intangible assets except in the ordinary course of business, or cancellation of any debt of claim except in the ordinary course of business all in accordance with past practices;

(6)

waiver of any right of substantial value whether or not in the ordinary course of business;

(7)

material change in officer compensation (other than the execution of employment agreements with Peter Tagliamonti and Bruce Humphrey and an increase in the compensation paid to Tony Wonnacott); or

(8)

other commitment (contingent or otherwise) to do any of the foregoing.

(v)

any creation, sufferance or assumption by the Company or any of its Material Subsidiaries of any lien on any material asset or any making of any loan, advance or capital contribution to or investment in any person in an aggregate amount which exceeds $25,000 outstanding at any time; or

(vi)

any entry into, amendment of, relinquishment, termination or non-renewal by the Company or its Material Subsidiaries of any material agreement, note, mortgage, indenture, contract, lease, instrument, permit, concession, franchise or license or other right or obligation, other than in the ordinary course of business.

(j)

The Company and its Material Subsidiaries do not have any material direct or indirect indebtedness, liabilities, claim, loss, damage, deficiency, obligation or responsibility, known or unknown, fixed or contingent, choate or inchoate, liquidated or unliquidated, secured or unsecured, absolute, accrued or otherwise, whether or not of a kind required by generally accepted accounting principles to be set forth in financial statements, including but not limited to off-balance sheet financings, guarantees and similar transactions ( Liabilities ) which are not fully and adequately reflected in the Financial Statements. To the knowledge of the Company, there are no existing circumstances, conditions, events or arrangements which may hereafter give rise to any Liabilities of the Company or its Material Subsidiaries except in the ordinary course of business.

(k)

Neither the Company, nor any affiliate of the Company (including, but not limited to, its Material Subsidiaries), nor any agent or employee of the Company, any other person acting on behalf of or associated with the Company, or any individual related to any of the foregoing persons, acting on behalf of the Company alone or together, has:

(i)

received, directly or indirectly, any rebates, payments, commissions, promotional allowances or any other economic benefits, regardless of their nature or type, from any customer, supplier, trading company, shipping company, governmental employee or other person with whom the Company or its Material Subsidiaries has done business directly or indirectly; or

(ii)

directly or indirectly, given or agreed to give any gift or similar benefit to any customer, supplier, trading company, shipping company, governmental employee or other person who is or may be in a position to help or hinder the business of the Company or its Material Subsidiaries (or assist the Company or its Material Subsidiaries in connection with any actual or proposed transaction) which:

(1)

may subject the Company or its Material Subsidiaries to any damage or penalty in any civil, criminal or governmental litigation or proceeding,

(2)

if not given in the past, may have had a Material Adverse Effect on the Company or its Material Subsidiaries, or

(3)

if not continued in the future, may materially adversely affect the assets, business or operations of the Company or its Material Subsidiaries or subject the Company or its Material Subsidiaries to suit or penalty in any private or governmental litigation or proceeding;

(l)

the Company has not declared or paid any dividends or declared or made any other payments or distributions on or in respect of any of its shares and has not, directly or indirectly, redeemed, purchased or otherwise acquired any of its shares or agreed to do so or otherwise effected any return of capital with respect to such shares;

(m)

except as disclosed in the Financial Statements, all taxes (including income tax, capital tax, payroll taxes, employer health tax, workers’ compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, "Taxes” ) due and payable by the Company and the Material Subsidiaries have been paid except for where the failure to pay such taxes would not constitute an adverse material fact of the Company and the Material Subsidiaries (taken as a whole) or result in an adverse material change to the Company and the Material Subsidiaries (taken as a whole). All tax returns, declarations, remittances and filings required to be filed by the Company and the Material Subsidiaries have been filed with all appropriate governmental authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading except where the failure to file such documents would not constitute an adverse material fact of the Company and the Material Subsidiaries (taken as a whole) or result in an adverse material change to the Company and the Material Subsidiaries (taken as a whole). To the best of the knowledge of the Company, no examination of any tax return of the Company and the Material Subsidiaries is currently in progress and there are no issues or disputes outstanding with any governmental authority respecting any taxes that have been paid, or may be payable, by the Company or the Material Subsidiaries, in any case, except where such examinations, issues or disputes would not constitute an adverse material fact of the Company and the Material Subsidiaries (taken as a whole) or result in an adverse material change to the Company and the Material Subsidiaries (taken as a whole);

(n)

the auditors of the Company who audited the consolidated financial statements of the Company for the year ended August 31, 2003 and who provided their audit report thereon are independent public accountants as required under Applicable Securities Laws;

(o)

there has never been a reportable disagreement (within the meaning of National Policy No. 31) with the present or former auditors of the Company or the Material Subsidiaries;

(p)

as at the Closing Date, except as set forth in Schedule "D” to this Agreement, no holder of outstanding securities of the Company will be entitled to any pre-emptive or any similar rights to subscribe for any of the common shares or other securities of the Company and no rights, warrants or options to acquire, or instruments convertible into or exchangeable for, any shares in the capital of the Company are outstanding;

(q)

no legal or governmental proceedings are pending to which the Company or any Material Subsidiary is a party or to which its property is subject that would result individually or in the aggregate in any material adverse change in the operation, business or condition of the Company and the Material Subsidiaries (taken as a whole) and to the best knowledge of the Company no such proceedings have been threatened against or are contemplated with respect to the Company, the Material Subsidiaries or their respective properties;

(r)

each of the Company and the Material Subsidiaries has conducted and is conducting its business in compliance in all material respects with all applicable laws and regulations of each jurisdiction in which it carries on business (including, without limitation, all applicable federal, provincial, municipal and local environmental anti-pollution and licensing laws, regulations and other lawful requirements of any governmental or regulatory body, including, but not limited to relevant exploration and exploitation permits and concessions) and has not received a notice of non-compliance, nor knows of, nor has reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws, regulations or permits which would have a material adverse effect on the Company and the Material Subsidiaries (taken as a whole);

(s)

the Company or a Material Subsidiary is the beneficial owner of the properties, business and assets or the interests in the properties, business or assets referred to as owned by it in the Company’ s Information Record, all agreements under which the Company or a Material Subsidiary holds an interest in a property, business or asset are in good standing according to their terms except where the failure to be in such good standing does not and will not have a Material Adverse Effect on the Company (on a consolidated basis) or its properties, business or assets, and no portion of the Company's Information Record contained a misrepresentation as at its date of public dissemination;

(t)

the Company is, and will be at the Time of Closing, an Eligible Issuer and a "reporting issuer” " not included in a list of defaulting reporting issuers maintained by the Securities

Commissions in each of the Qualifying Provinces; the Company will use all reasonable efforts to maintain its status as a reporting issuer not in default until at least November 20, 2008 unless the Company ceases to be a reporting issuer by reason of a take-over bid or other form of business combination. In particular, without limiting the foregoing, the Company has at all times complied with its obligations to make timely disclosure of all material changes relating to it and no such disclosure has been made on a confidential basis and there is no material change relating to the Company which has occurred and with respect to which the requisite material change statement has not been filed, except to the extent that the Offering constitutes a material change;

(u)

the execution and delivery of each of this agreement, the supplement to the Warrant Indenture and all other contracts, agreements or instruments required in connection with the issue and distribution of the Offered Securities and the performance of the transactions contemplated thereunder, the offering and sale of the Offered Securities at the Time of Closing and any compliance by the Company with the other provisions of each of such agreements to be complied with by it does not and will not:

(i)

result in a breach of or default under, nor create a state of facts which, after notice or lapse of time or both, would result in a breach of or default under, nor conflict with:

(1)

any of the terms, conditions or provisions of the constating documents or resolutions of the shareholders, directors or any committee of directors of the Company or any Material Subsidiary or any material indenture, agreement or instrument to which the Company or any Material Subsidiary is a party or by which it or they are contractually bound; or

(2)

any statute, rule, regulation or law applicable to the Company, or any Material Subsidiary including, without limitation, the Applicable Securities Laws of the Offering Jurisdictions, or any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Company or any Material Subsidiary; or

(3)

any material mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which the Company or any Material Subsidiary is a party or by which the Company or any Material Subsidiary or a material portion of the assets of the Company or any Material Subsidiary are bound (a "Material Agreement” ), or any judgment, decree, order, statute, rule or regulation applicable to any of them; and

(ii)

give rise to any lien, charge or claim in or with respect to the properties or assets now owned or hereafter acquired by the Company or any Material Subsidiary or the acceleration of or the maturity of any debt under any indenture, mortgage, lease, agreement or instrument binding or affecting any of them or any of their properties;

(v)

this agreement, the supplement to the Warrant Indenture and all other contracts, agreements or instruments required in connection with the issue and distribution of the Offered Securities shall be, prior to the Closing Date, duly authorized, executed and delivered by the Company and shall be valid and binding obligations of the Company enforceable in accordance with their respective terms, except as enforcement thereof may be limited by bankruptcy, insolvency or other laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction;

(w)

the Company intends to use the proceeds of the Offering for the development of the Jacobina property and for working capital purposes;

(x)

the attributes of the Offered Securities will conform in all material respects with the description thereof to be described in the Final Prospectus;

(y)

other than as contemplated by the Offering, this agreement, the Warrant Indenture and the supplement to the Warrant Indenture, the Company will not, for a period of 90 days from the Closing Date, issue or sell or agree to issue or sell (or announce any intention to do so) any equity or voting shares in the capital of the Company or financial instruments convertible or exchangeable into such shares, other than for purposes of (i) the grant or exercise of stock options and other similar issuances pursuant to the share incentive plans of the Company; (ii) outstanding rights, warrants or convertible securities set out in Schedule "D” hereto; (iii) obligations in respect of existing mineral property agreements; and (iv) the issuance of securities in connection with arm’ s length property or share acquisitions, without the prior consent of Sprott Securities Inc. on behalf of the Underwriters, such consent not to be unreasonably withheld;

(z)

the Company will use its best efforts to obtain the necessary regulatory consents from the Exchanges to the sale of the Offered Securities hereunder on such conditions as are acceptable to the Underwriters and the Company, acting reasonably;

(aa)

the Company will use its best efforts to arrange for the listing and posting for trading on the Exchanges of the Common Shares and the Warrant Shares and the listing and posting for trading on the TSX of the Warrants, in each case effective as of the Closing Date;

(bb)

Equity Transfer Services Inc., at its principal transfer office in the city of Toronto, Ontario, has been duly appointed the registrar and transfer agent in Canada for the common shares of the Company and as warrant agent in respect of the Warrants; and

(cc)

except as set out in the Company's Information Record, none of the directors, officers or employees of the Company, any known holder of more than ten per cent of any class of shares of the Company, or any known associate or affiliate of any of the foregoing persons or companies (as such terms are defined in the Securities Act (Ontario)), has had any material interest, direct or indirect, in any material transaction within the previous two years or any proposed material transaction which, as the case may be, materially affected, is material to or will materially affect the Company or the Material Subsidiaries;

(dd)

other than the Underwriters pursuant to this agreement, there is no person acting or purporting to act at the request of the Company, who is entitled to any brokerage, agency or other fiscal advisory or similar fee in connection with the transactions contemplated herein.

(ee)

none of the Company or the Material Subsidiaries have any loans or other indebtedness outstanding which has been made to any of their respective shareholders, officers, directors or employees, past or present, or any person not dealing at arm’s length with them;

(ff)

the assets of the Company and the Material Subsidiaries and their business and operations are insured against loss or damage with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses, and such coverage is in full force and effect, and none of the Company or the subsidiaries has failed to promptly give any notice or present any material claim thereunder;

4.1.2 Prospectus Matters

(a)

the Company will have filed the Preliminary Prospectus in the Qualifying Provinces in accordance with NP 43-201 and obtained a preliminary expedited receipt document from the Ontario Securities Commission in respect of each Qualifying Province dated the date of filing, by the close of business on the first business day immediately following the day of filing;

(b)

the Company will, provided the Underwriters have taken all action required by them hereunder to permit the Company to do so, use all reasonable efforts to file the Final Prospectus pursuant to NP 43-201 and to obtain a final expedited review receipt document from the Ontario Securities Commission in respect of each Qualifying Province and if any Securities Commission in a Qualifying Province opts out of the expedited review system, a final receipt (or a decision document equivalent thereof) from any such Securities Commission, and shall have taken all other steps and proceedings that may be necessary in order to qualify the Offered Securities for distribution pursuant to the Final Prospectus in each of the Qualifying Provinces before close of business on October 13, 2004 (or such other date as may be agreed to in writing by the Company and the Underwriters);

(c)

the Company will deliver from time to time without charge to the Underwriters as many copies of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material as they may reasonably request for the purposes contemplated hereunder and contemplated by the Applicable Securities Laws in the Qualifying Provinces and such delivery shall constitute the consent of the Company to their use of such documents in connection with the distribution or the distribution to the public of the Offered Securities, subject to the provisions of the Applicable Securities Laws in the Qualifying Provinces and the provisions of this agreement;

(d)

all the information and statements to be contained in the Offering Documents shall, at the respective dates of delivery thereof, constitute full, true and plain disclosure of all material facts relating to each of the Offering, the Company and the Material Subsidiaries, on a consolidated basis, and the Offered Securities (provided that this representation is not intended to extend to information and statements included in reliance upon and in conformity with information furnished to the Company by or on behalf of the Underwriters specifically for use therein);

(e)

at the time of filing and qualification thereof, no Offering Document will contain a misrepresentation (provided that this representation is not intended to extend to information and statements included in reliance upon and in conformity with information furnished to the Company by or on behalf of the Underwriters specifically for use therein);

(f)

the Offering Documents shall contain the disclosure required by and conform to all requirements of the Applicable Securities Laws;

(g)

during and prior to completion of the primary distribution of the Offered Securities, the Company will take or cause to be taken all steps and proceedings (including the filing of, and obtaining the issuance of a final receipt (or a decision document equivalent thereof) for, the Final Prospectus) that may be required under the Applicable Securities Laws to qualify the Offered Securities for sale to the public in the Qualifying Provinces through registrants registered under the Applicable Securities Laws of the Qualifying Provinces who have complied with the relevant provisions thereof.

4.1.3 Due Diligence Matters

(a)

prior to the filing of the Preliminary Prospectus, Final Prospectus and any Supplementary Material, the Company will allow the Underwriters to participate fully in the preparation of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material and shall allow the Underwriters to conduct all due diligence which they may reasonably require to conduct in order to fulfil their obligations and in order to enable them to responsibly execute the certificates required to be executed by them at the end of each of the Preliminary Prospectus, the Final Prospectus and any applicable Supplementary Material;

(b)

the Company will promptly notify the Underwriters in writing if, prior to termination of the distribution of the Offered Securities, there shall occur any material change or change in a material fact (in either case, whether actual, anticipated, contemplated or threatened and other than a change or change in fact relating solely to the Underwriters) or any event or development involving a prospective material change or a change in a material fact or any other change in any or all of the business, affairs, operations, assets (including information or data relating to the estimated value or book value of assets), liabilities (contingent or otherwise), capital, ownership, control or management of the Company and the Material Subsidiaries, on a consolidated basis, or any other change which is of such a nature as to result in, or could be considered reasonably likely to result in a misrepresentation in the Final Prospectus or any Supplementary Material, as they exist immediately prior to such change, or could render any of the foregoing, as they exist immediately prior to such change, not in compliance with any of the Applicable Securities Laws;

(c)

the Company will promptly notify the Underwriters in writing with full particulars of any such actual, anticipated, contemplated, threatened or prospective change referred to in the preceding paragraph and the Company shall, to the satisfaction of the Underwriters, provided the Underwriters have taken all action required by them hereunder to permit the Company to do so, file promptly and, in any event, within all applicable time limitation periods with the Securities Commissions a new or amended Final Prospectus or Supplementary Material, as the case may be, or material change report as may be required under the Applicable Securities Laws and shall comply with all other applicable filing and other requirements under the Applicable Securities Laws including any requirements necessary to qualify the issuance and distribution of the Offered Securities and shall deliver to the Underwriters as soon as practicable thereafter their reasonable requirements of conformed or commercial copies of any such new or amended Final Prospectus or Supplementary Material. The Company will not file any such new or amended disclosure documentation or material change report without first obtaining the written approval of the form and content thereof by the Underwriters, which approval shall not be unreasonably withheld or delayed; provided that the Company will not be required to file a registration statement or otherwise register or qualify the Offered Securities for distribution outside Canada;

(d)

the Company will in good faith discuss with the Underwriters as promptly as possible any circumstance or event which is of such a nature that there is or ought to be consideration given as to whether there may be a material change or change in a material fact or other change described in the preceding two paragraphs; and

(e)

the minute books of the Company and each of the Material Subsidiaries provided to counsel to the Underwriters contain copies of all constating documents and all proceedings of securityholders and directors (and committees thereof) and are complete, in all material respects.

4.1.4 Mining and Environmental Matters

(a)

the Company and each of the Material Subsidiaries are in compliance with all applicable federal, provincial, state, municipal and local laws, statutes, ordinances, by-laws and regulations and orders, directives and decisions rendered by any ministry, department or administrative or regulatory agency, domestic or foreign (the "Environmental Laws” ) relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substance (“ Hazardous Substances” );

(b)

except for the License of Operation in connection with the proposed mine re-commencement as described in the Feasibility Study, the Company and the Material Subsidiaries have, collectively, obtained all material licences, permits, approvals, consents, certificates, registrations and other authorizations under all applicable Environmental Laws (the "Environmental Permits” ) necessary as at the date hereof for the operation of the businesses carried on or proposed to be commenced by the Company and the Material Subsidiaries, and each Environmental Permit is valid, subsisting and in good standing and neither the Company nor any of the Material Subsidiaries is in material default or breach of any Environmental Permit and, to the best of the knowledge of the Company, no proceeding is pending or threatened to revoke or limit any Environmental Permit;

(c)

neither the Company nor any of the Material Subsidiaries has used, except in compliance with all Environmental Laws and Environmental Permits, any property or facility which it owns or leases or previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any Hazardous Substance;

(d)

neither the Company nor any of the Material Subsidiaries (including, if applicable, any predecessor companies) has received any notice of, or been prosecuted for an offence alleging, non-compliance with any Environmental Law, and neither the Company nor any of the Material Subsidiaries (including, if applicable, any predecessor companies) has settled any allegation of non-compliance short of prosecution. There are no orders or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Company or any of its Material Subsidiaries, nor has the Company or any of its Material Subsidiaries received notice of any of the same;

(e)

except as ordinarily or customarily required by applicable permits, neither the Company nor any the Material Subsidiaries has received any notice wherein it is alleged or stated that it is potentially responsible for a federal, provincial, state, municipal or local clean-up site or corrective action under any Environmental Laws. Neither the Company nor any of the Material Subsidiaries has received any request for information in connection with any federal, state, municipal or local inquiries as to disposal sites;

(f)

the Company and the Material Subsidiaries, taken as a whole, owns, controls or has legal rights to, through mining tenements of various types and descriptions, all of the rights, titles and interests materially necessary or appropriate to authorize and enable it to carry on the material mineral exploration and/or mining activities as currently being undertaken and has obtained or, upon performance of all conditions precedent will be able to obtain such rights, titles and interests as may be required to implement its plans on its properties and the Material Subsidiaries taken as a whole and is not in material default of such rights, titles and interests;

(g)

all assessments or other work required to be performed in relation to the material mining claims and the mining rights of the Company in order to maintain the Company's interest therein, if any, have been performed to date and the Company and the Material Subsidiaries have complied in all material respects with all applicable governmental laws, regulations and policies in this connection as well as with regard to legal, contractual obligations to third parties in this connection except in respect of mining claims and mining rights that the Company or any of the Material Subsidiaries intends to abandon or relinquish and except for any non-compliance which would not either individually or in the aggregate have a Material Adverse Effect. All such mining claims and mining rights are in good standing in all material respects as of the date of this agreement;

(h)

to the Company's knowledge, all mining operations on the properties of the Company and the Material Subsidiaries have been conducted in all respects in accordance with good mining and engineering practices and all applicable workers' compensation and health and safety and workplace laws, regulations and policies have been duly complied with; and

(i)

there are no environmental audits, evaluations, assessments, studies or tests relating to the Company or any of its subsidiaries except for ongoing assessments conducted by or on behalf of the Company in the ordinary course.

4.1.5 Employment Matters

(a)

each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to or required to be contributed to, by the Company for the benefit of any current or former director, officer, employee or consultant of the Company (the "Employee Plans” ) has been maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans, in each case in all material respects and has been publicly disclosed to the extent required by Applicable Securities Laws;

(b)

all material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal or state pension plan premiums, accrued wages, salaries and commissions and employee benefit plan payments have been reflected in the books and records of the Company or the Material Subsidiaries; and

(c)

there has not been and there is not currently any labour trouble which is adversely affecting or could adversely affect, in a material manner, the carrying on of any of the businesses of the Company or the Material Subsidiaries.

5.

Conditions to Purchase Obligation

5.1

The following are conditions of the Underwriters' obligations to close the purchase of the Offered Securities from the Company as contemplated hereby, which conditions the Company covenants to exercise its reasonable best efforts to have fulfilled on or prior to the Closing Date, which conditions may be waived in writing in whole or in part by the Underwriters on their own behalf and on behalf of the Purchasers:

(a)

the Company will have made and/or obtained the necessary filings, approvals, consents and acceptances to or from, as the case may be, the Securities Commissions and the Exchanges required to be made or obtained by the Company in connection with the Offering, on terms which are acceptable to the Company and the Underwriters, acting reasonably, prior to the Closing Date, it being understood that the Underwriters will do all that is reasonably required to assist the Company to fulfil this condition;

(b)

the Company shall have delivered to the Underwriters within 24 hours of the filing of the Preliminary Prospectus, or such later time as may be agreed upon by the Company and the Underwriters, in such Canadian cities as the Underwriters may reasonably request, the reasonable requirements of conformed commercial copies of the Preliminary Prospectus in the English and French languages;

(c)

the Company shall have delivered to the Underwriters within 24 hours of the filing of the Final Prospectus, or such later time as may be agreed upon by the Company and the Underwriters, in such Canadian cities as the Underwriters may reasonably request, the reasonable requirements of conformed commercial copies of the Final Prospectus in the English and French languages;

(d)

the Common Shares and Warrant Shares will have been accepted for listing by the Exchanges and the Warrants will have been accepted for listing by the TSX, subject in each case to the usual conditions, and the Common Shares will, at the opening of trading on the Exchanges on the Closing Date, be posted for trading on the Exchanges and the Warrants will, at the opening of trading on the TSX on the Closing Date, be posted for trading on the TSX;

(e)

the Company's board of directors will have authorized and approved this agreement, the sale and issuance of the Offered Securities and all matters relating to the foregoing;

(f)

the Company will deliver a certificate of the Company and signed on behalf of the Company, but without personal liability, by the Chief Executive Officer of the Company and the Chief Financial Officer of the Company or such other senior officers of the Company as may be acceptable to the Underwriters, acting reasonably, addressed to the Underwriters and their counsel and dated the Closing Date, in form and content satisfactory to the Underwriters' counsel, acting reasonably, certifying that:

(i)

no order ceasing or suspending trading in any securities of the Company or prohibiting the sale of the Offered Securities or any of the Company's issued securities has been issued and no proceedings for such purpose are pending or, to the knowledge of such officers, threatened;

(ii)

to the knowledge of such officers, there has been no adverse material change (actual, proposed or prospective, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Company and the Material Subsidiaries, on a consolidated basis, since the date hereof which has not been generally disclosed;

(iii)

since the date hereof, no material change relating to the Company and the Material Subsidiaries, on a consolidated basis, except for the Offering, has occurred with respect to which the requisite material change statement or report has not been filed and no such disclosure has been made on a confidential basis;

(iv)

to the knowledge of such officers, there are no undisclosed material facts concerning the Company or the Offered Securities;

(v)

the representations and warranties of the Company contained in this agreement are true and correct at the Time of Closing, with the same force and effect as if made by the Company as at the Time of Closing after giving effect to the transactions contemplated hereby; and

(vi)

the Company has complied with all the covenants and satisfied all the terms and conditions of this agreement on its part to be complied with or satisfied, other than conditions which have been waived by the Underwriters, at or prior to the Time of Closing;

For the purposes hereof, where any representation is made by a senior officer of the Company and is qualified by knowledge of that officer, it shall be construed as such officer~ s actual knowledge after having consulted with such other officers or employees of the Company as is prudent and reasonably necessary to make such representations;

(g)

the representations and warranties of the Company contained in this agreement will be true at and as of the Time of Closing as if such representations and warranties were made at and as of such time and all agreements covenants and conditions required by this agreement to be performed or complied with by the Company will have been complied with prior to that time;

(h)

the Company will have caused a favourable legal opinion to be delivered by its Canadian counsel addressed to the Underwriters and the Underwriters' counsel, acceptable in all reasonable respects to the Underwriters' counsel, including in respect of those matters identified in Schedule "B" hereto. In giving such opinions, counsel to the Company shall be entitled to rely, to the extent appropriate in the circumstances, upon local counsel and shall be entitled as to matters of fact not within their knowledge to rely upon a certificate of fact from responsible persons in a position to have knowledge of such facts and their accuracy;

(i)

the Company will have caused a favourable legal opinion to be delivered by Quebec counsel addressed to the Underwriters and the Underwriters’ counsel, in form and substance satisfactory to the Underwriters, acting reasonably, with respect to compliance with the laws of the Province of Quebec relating to the use of the French language in connection with the distribution of the Offered Securities in the Province of Quebec;

(j)

the Company will have caused a favourable legal opinion to be delivered by local counsel in the jurisdiction of incorporation of each of the Material Subsidiaries addressed to the Underwriters, in form and substance satisfactory to the Underwriters, acting reasonably, and with respect to the following matters:

(A)

the due incorporation and existence of each Material Subsidiary under the laws of its jurisdiction of incorporation;

(B)

as to the holder of the issued and outstanding shares of each Material Subsidiary; and

(C)

that each Material Subsidiary has all requisite corporate power under the laws of its jurisdiction of incorporation to carry on its business as presently carried on and own its properties;

(k)

the Company will have caused an updated title opinion to be delivered by local counsel in Brazil in form and substance satisfactory to the Underwriters, acting reasonably;

(l)

the Company shall have caused a favourable legal opinion to be delivered by United States counsel, in form and substance satisfactory to the Underwriters, to the Underwriters to the effect that no registration of the Offered Securities under the United States Securities Act of 1933, as amended, is required for the initial resale of the Offered Securities in the United States by the Underwriters through their U.S. broker-dealer affiliates as contemplated hereunder;

(m)

the Company will have caused McGovern, Hurley, Cunningham, LLP to deliver an update of its letter referred to in paragraph 6(a) below; and

(n)

the Company will cause its registrar and transfer agent to deliver a certificate as to the issued and outstanding common shares of the Company.

6.

Additional Documents Upon Filing of Final Prospectus

6.1

The Company shall cause to be delivered to the Underwriters concurrently with the filing of the
Final Prospectus and any Supplementary Material:

(a)

a comfort letter dated the date thereof from the auditors of the Company and addressed to the Underwriters and to the directors of the Company, in form and substance reasonably satisfactory to the Underwriters, relating to the verification of the financial information and accounting data and other numerical data of a financial nature contained therein and matters involving changes or developments since the respective dates as of which specified financial information is given therein, to a date not more than two business days prior to the date of such letter;

(b)

an opinion from local Queb6c counsel to the Company, in form and substance satisfactory to the Underwriters, addressed to the Underwriters, counsel to the Underwriters and the directors of the Company and dated the date thereof to the effect that the French language version thereof, except with respect to matters referred to in subsection (c) below is, in all material respects, a complete and proper translation of the English language version thereof; and

(c)

a letter from the auditors of the Company, in form and substance satisfactory to the Underwriters, addressed to the Underwriters, counsel to the Underwriters and the directors of the Company and dated the date thereof confirming that the financial statements, management's discussion and analysis of financial conditions and results of operations and other documents incorporated by reference and translated by such firm contained in the French language version thereof is, in all material respects, a complete and proper translation of the English language version thereof.

7.

Closing

7.1

The Offering will be completed at the offices of the Company's counsel in Toronto at the Time of Closing or such other place, date or time as may be mutually agreed to; provided that if the Company has not been able to comply in any material respect with any of the covenants or conditions set out herein required to be complied with by the Time of Closing or such other date and time as may be mutually agreed to, the respective obligations of the parties will terminate without further liability or obligation except for payment of expenses, indemnity and contribution provided for in this agreement.

7.2

At the Time of Closing, the Company shall deliver to the Underwriters:

(a)

certificates representing the Common Shares and Warrants duly registered as the Underwriters may direct;

(b)

the requisite legal opinions and certificates as contemplated in section 5.1; and

(c)

such further documentation as may be contemplated herein or as counsel to the Underwriters or the Securities Commissions or Exchanges may reasonably require,

against payment of the aggregate purchase price for the Offered Securities, net of the Underwriting Fee, and expenses incurred up to the Closing Date by certified cheque payable to the Company. Any additional expenses of the Underwriters incurred in connection with the Offering not included in these expenses retained by the Underwriters shall be paid by the Company forthwith upon invoices being provided therefor.

7.3

All terms and conditions of this agreement shall be construed as conditions and any breach or failure to comply with any such terms and conditions in any material respect shall entitle the Underwriters to terminate their obligations to purchase the Offered Securities by written notice to that effect given to the Company prior to the Time of Closing. It is understood that the Underwriters may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to their rights in respect of any such terms and conditions or any other subsequent breach or non-compliance; provided that to be binding on the Underwriters, any such waiver or extension must be in writing.

8.

Termination of Purchase Obligation

8.1

Without limiting any of the other provisions of this agreement, any Underwriter will be entitled, at its option, to terminate and cancel, without any liability on its part or on the part of the other Underwriters and the Purchasers, its obligations under this agreement, to purchase the Offered Securities, by giving written notice to the Company at any time through to the Time of Closing if at any time prior to the Closing:

(a)

there shall have occurred any adverse material change or there shall be discovered any previously undisclosed adverse material fact in relation to the Company; or

(b)

there shall have occurred any change in the applicable securities laws of any province of Canada or any inquiry, investigation or other proceeding is made or any order is issued under or pursuant to any statute of Canada or any province thereof or any statute of the United States or any state thereof or any stock exchange in relation to the Company or any of its securities (except for any inquiry, investigation or other proceeding based upon activities of the Underwriters and not upon activities of the Company);

which, in the opinion of the Underwriters, prevents or restricts trading in or the distribution of the Common Shares, Warrants or Warrant Shares or adversely affects or might reasonably be expected to adversely affect the market price or value of the Common Shares, Warrants or Warrant Shares; or

(c)

there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence, catastrophe, war or act of terrorism of national or international consequence or any law or regulation which, in the reasonable opinion of the Underwriters, seriously adversely affects or involves, or will seriously adversely affect or involve, the financial markets or the business, operations or affairs of the Company and its Material Subsidiaries, taken as a whole;

(d)

a cease trading order is made by any securities commission or other competent authority by reason of the fault of the Company or its respective directors, officers and agents and such cease trading order is not rescinded within 48 hours; or

(e)

the Company fails to obtain the approval of one or both of the Exchanges for the listing of the Common Shares or the Warrant Shares or fails to obtain the approval of the TSX for the listing of the Warrants, the occurrence or non-occurrence of any of the foregoing events or circumstances to be determined in the sole discretion of such Underwriter.

The Underwriters shall make reasonable efforts to give notice to the Company (in writing or by other means) of the occurrence of any of the events referred to in this section; provided that neither the giving nor the failure to give such notice shall in any way affect the Underwriters' entitlement to exercise this right at any time through to the Time of Closing.

The Underwriters' rights of termination contained in this section are in addition to any other rights or remedies they may have in respect of any default, act or failure to act or noncompliance by the Company in respect of any of the matters contemplated by this agreement.

8.2

If the obligations of an Underwriter are terminated under this agreement pursuant to the termination rights provided for in section 8.1, the Company's liabilities to such Underwriter shall be limited to the Company's obligations under the indemnity, contribution and expense provisions of this agreement.

9.

Indemnity

9.1

The Company covenants and agrees to indemnify and save harmless each of the Underwriters and their respective directors, officers, employees, shareholders and agents (collectively, "Underwriters Personnel” ), against all losses (other than loss of profits), claims, damages, liabilities, costs or expenses, whether joint or several, caused or incurred by reason of or in connection with the transactions contemplated hereby including, without limitation, the following:

(a)

any information or statement (except any information or statement relating solely to the Underwriters) contained in the Preliminary Prospectus, Final Prospectus, any Supplementary Material, or documents incorporated by reference therein, which at the time and in light of the circumstances under which it was made contains or is alleged to contain a misrepresentation or any omission or any alleged omission to state therein any fact or information (except facts or information relating solely to the Underwriters) required to be stated therein or necessary to make any of the statements therein not misleading in light of the circumstances in which they are made;

(b)

the omission or alleged omission to state in any certificate of the Company or of any officers of the Company delivered in connection with the Offering any material fact (except facts or information relating solely to the Underwriters) required to be stated therein where such omission or alleged omission constitutes or is alleged to constitute a misrepresentation;

(c)

any order made or any inquiry, investigation or proceeding commenced or threatened by any securities regulatory authority, stock exchange or by any other competent authority, based upon any misrepresentation or alleged misrepresentation (except a misrepresentation relating solely to the Underwriters) in the Preliminary Prospectus, Final Prospectus, any Supplementary Material, or documents incorporated by reference therein (except any document or material delivered or filed solely by the Underwriters) based upon any failure or alleged failure to comply with Canadian or United States securities laws (other than any failure or alleged failure to comply by the Underwriters) preventing and restricting the trading in or the sale of the Common Shares, the Warrants, the Warrant Shares or any of them in the provinces of Canada;

(d)

the non-compliance or alleged non-compliance by the Company with any requirement of applicable securities laws, including the Company’s non-compliance with any statutory requirement to make any document available for inspection; or

(e)

any breach of any representation, warranty or covenant of the Company contained in this agreement to be entered into in connection with the Offering or the failure of the Company to comply with any of its obligations thereunder, and will reimburse the Underwriters promptly upon demand for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such losses, claims, damages, liabilities or actions in respect thereof, as incurred.

The Company shall not, without the prior written consent of the Underwriters, which shall not be unreasonably withheld, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action, suit or proceeding in respect of which indemnification may be sought hereunder (whether or not the Underwriters or any of the Underwriters’ ' Personnel are a party to such claim, action, suit or proceeding), unless such settlement, compromise or consent includes an unconditional release of each of the Underwriters of the Underwriters’ ' Personnel from all liability arising out of such claim, action, suit or proceeding.

Notwithstanding the foregoing, an indemnifying party shall not be liable for the settlement of any claim or action in respect of which indemnity may be sought hereunder effected without its written consent, which consent shall not be unreasonably withheld.

If any matter or thing contemplated by this paragraph shall be asserted against any person in respect of which indemnification is or might reasonably be considered to be provided, such person (the "Indemnified Party” ) will notify the Company as soon as possible and in any event on a timely basis, of the nature of such claim and the Company shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim; provided, however, that the defence shall be through legal counsel acceptable to the Indemnified Party, acting reasonably, and that no settlement may be made by the Company or the Indemnified Party without the prior written consent of the other.

In any such claim, the Indemnified Party shall have the right to retain other counsel to act on the Indemnified Party’ s behalf, provided that the fees and disbursements of such other counsel shall be paid by the Indemnified Party, unless (i) the Company and the Indemnified Party mutually agree to retain such other counsel or (ii) the named parties to any such claim (including any third or implicated party) include both the Indemnified Party on the one hand and the Company, on the other hand, and the representation of the Company and the Indemnified Party by the same counsel would be inappropriate due to actual or potential conflicting interests, in which event such fees and disbursements shall be paid by the Company to the extent that they have been reasonably incurred.

9.2

To the extent that any Indemnified Party is not a party to this agreement, the Underwriters shall obtain and hold the right and benefit of the indemnity provisions of section 9.1 in trust for and on behalf of such Indemnified Party.

10.

Contribution

10.1

The Company hereby waives all rights which it may have by statute or common law to recover contribution from the Underwriters in respect of losses, claims, costs, damages, expenses or liabilities which any of them may suffer or incur directly or indirectly (in this paragraph, "losses” ) by reason of or in consequence of a document containing a misrepresentation; provided, however, that such waiver shall not apply in respect of losses by reason of or in consequence of any misrepresentation which is based upon or results from information or statements furnished by or relating solely to the Underwriters.

11.

Expenses

11.1

Whether or not the closing of the Offering occurs, all expenses incurred from time to time of or incidental to the sale, issue, distribution and qualification for distribution of the Offered Securities and to all matters in connection with the transactions herein set forth shall be borne by the Company including the fees (up to a maximum of $75,000) and disbursements of counsel to the Underwriters. To the extent that GST and/or PST is payable upon any of such fees and expenses, the Company shall be solely responsible for same.

12.

Liability of Underwriters

12.1

The obligations of the Underwriters to purchase the Offered Securities in connection with the Offering at the Time of Closing shall be several (and not joint or joint and several) and shall be as to the following percentages of the Offered Securities to be purchased at that time:

Name of Underwriter	Liability
Sprott Securties Inc.	55%
CIBC World Markets Inc.	23%
GMP Securities Ltd.	11%
Salman Partners Inc.	11%

12.2

If any of the Underwriters fails to purchase its applicable percentage of the aggregate amount of the Offered Securities at the Time of Closing, the other Underwriters shall have the right, but shall not be obligated, to purchase the Offered Securities which would otherwise have been purchased by the Underwriter which fails to purchase. If, with respect to the Offered Securities, the non-defaulting Underwriters elect not to exercise such rights to assume the entire obligations of the defaulting Underwriter, then the Company shall have the right to terminate its obligations hereunder without liability except in respect of its indemnity, contribution and expense obligations in respect of the non-defaulting Underwriters. Nothing in this paragraph shall oblige the Company to sell to the Underwriters less than all of the aggregate amount of the Offered Securities or shall relieve an Underwriter in default hereunder from liability to the Company.

13.

Action by Underwriters

13.1

All steps which must or may be taken by the Underwriters in connection with the closing of the Offering, with the exception of the matters relating to termination of purchase obligations, indemnification and contribution may be taken by Sprott Securities Inc. on behalf of itself and the other Underwriters and the execution of this agreement by the other Underwriters and by the Company shall constitute the Company's authority and obligation for accepting notification of any such steps from, and for delivering the definitive documents constituting the Offered Securities to or to the order of, Sprott Securities Inc. Sprott Securities Inc. shall fully consult with the other Underwriters with respect to all notices, waivers, extensions or other communications to or with the Company.

14.

Survival of Warranties, Representations, Covenants and Agreements

14.1

All warranties, representations, covenants and agreements of the Company herein contained or contained in documents submitted or required to be submitted pursuant to this agreement shall survive the purchase by the Underwriters of the Offered Securities and shall continue in full force and effect for the benefit of the Underwriters regardless of the closing of the sale of the Offered Securities and regardless of any investigation which may be carried on by the Underwriters or on their behalf until the Survival Limitation Date. For greater certainty, and without limiting the generality of the foregoing, the provisions contained in this agreement in any way related to the indemnification of the Underwriters by the Company or the contribution obligations of the Underwriters or those of the Company shall survive and continue in full force and effect, indefinitely.

15.

General Contract Provisions

15.1

Any notice or other communication to be given hereunder shall be in writing and shall be given by delivery or by telecopier, as follows:

if to the Company:

Desert Sun Mining Corp.

65 Queen Street West

Suite 810

Toronto, Ontario M5H 2A5

Attention: Stan Bharti

Telecopier Number: (416) 861-8165

with a copy to:

Cassels Brock & Blackwell LLP

Scotia Plaza

Suite 2100

40 King Street West Toronto,

Ontario M5H 3C2

Attention: John Vettese

Telecopier Number: (416) 350-6930

or if to the Underwriters:

Sprott Securities Inc.

Suite 3450, South Tower

Royal Bank Plaza

200 Bay Street

Toronto, Ontario M5J 2J2

Attention: W. Jeffrey Kennedy

Telecopier Number: (416) 943-6496

CIBC World Markets Inc.

BCE Place

161 Bay Street

Toronto, Ontario

M5J 2S8

Attention:

David A. Scott

Telecopier:

(416) 594-8848

GMP Securities Ltd.

145 King Street West

Suite 1100

Toronto, Ontario

M5H 1J8

Attention:

Mark Wellings

Telecopier:

(416) 367-8164

Salman Partners Inc.

Suite 802

110 Yonge Street

Toronto, Ontario

M5C 1T4

Attention:

Terrance K. Salman

Telecopier:

(416) 861-1935

and if so given, shall be deemed to have been given and received upon receipt by the addressee or a responsible officer of the addressee if delivered, or four hours after being telecopied and receipt confirmed during normal business hours, as the case may be. Any party may, at any time, give notice in writing to the others in the manner provided for above of any change of address or telecopier number.

15.2

This agreement and the other documents herein referred to constitute the entire agreement between the Underwriters and the Company relating to the subject matter hereof and supersedes all prior agreements between the Underwriters and the Company with respect to their respective rights and obligations in respect of the Offering, including the offer letter between Sprott Securities Inc. and the Company dated September 30, 2004.

15.3

Time shall be of the essence for all provisions of this agreement.

15.4

This agreement may be executed by telecopier and in one or more counterparts which, together, shall constitute an original copy hereof as of the date first noted above.

If this agreement accurately reflects the terms of the transaction which we are to enter into and if such terms are agreed to by the Company, please communicate your acceptance by executing where indicated below.

Yours very truly,

SPROTT SECURITIES INC.

“Darren Wallace "

Authorized Signing Officer

CIBC WORLD MARKETS INC.

Per:  "David A. Scott"

Authorized Signing Officer

GMP SECURITIES LTD.

Per:  "Mark Wellings"

Authorized Signing Officer SALMAN PARTNERS INC.

Per:  "Terrance K. Salman”

Authorized Signing Officer

The foregoing accurately reflects the terms of the transaction which we are to enter into and such terms are agreed to with effect as of the date provided at the top of the first page of this agreement.

DESERT SUN MINING CORP.

Per:

"Stan Bharti"

Authorized Signing Officer

SCHEDULE "A"

DESERT SUN MINING CORP.
Terms and Conditions
Offering of Units

This is Schedule "A " to the Underwriting Agreement dated as of October 4, 2004 between Desert Sun Mining Corp., Sprott Securities Inc., CIBC World Markets Inc., GMP Securities Ltd. and Salman Partners Inc.

Offer:

Issue and sale of 10,000,000 Units to be marketed on a bought deal basis. Each Unit will consist of one common share in the capital of the Company (a "Common Share” ) and one-half of one common share purchase warrant.

Offer price:

$1.45 per Unit (the "Offering Price” ).

Size of Offering:

$14.5 million (subject to over-allotments).

Over-Allotment Option:

An Over-Allotment Option entitling the Underwriters to purchase up to an additional 3,793,103 Units at a price per Unit equal to the Offering Price at any time up until the Closing.

Prospectus:

The Company will file a preliminary short-form prospectus for the purpose of qualifying the Units no later than 2:00 p.m. on October 4, 2004 in each of the provinces of Canada (the "Provinces” ) and obtain a preliminary decision document therefor from the applicable principal regulator (the "Principal Regulator” ). The Company will file a final short-form prospectus in each of the Provinces and obtain a final decision document therefor from the Principal Regulator no later than 5:00 p.m. on October 13, 2004.

Description of Warrants:

Each whole common share purchase warrant (a "Warrant” ) will entitle the holder thereof to purchase one Common Share at a price of $2.50 until 5:00 p.m. (Toronto time) on November 20, 2008.

Offering Jurisdictions:

All provinces of Canada and, if available, the United States (pursuant to Regulation D or in such other manner as to not require registration under the United States Securities Act of 1933, as amended).

Listing:

The Company will make application to list the Common Shares forming part of the Units and the Common Shares issuable upon the exercise of the Warrants on The Toronto Stock Exchange and the American Stock Exchange and the Warrants themselves on The Toronto Stock Exchange, in each case, for trading on Closing.

Closing Date:

On or about October 20, 2004 or such other date as the parties may agree (the "Closing” ).

Underwriters ' Fee: :	5.5% of the gross proceeds of the Offering.
Underwriters:	Sprott Securities Inc.	55%
	CIBC World Markets Inc.	23%
	GMP Securities Ltd.	11%
	Salman Partners Inc.	11%

SCHEDULE "B”
OPINION OF THE COMPANY'S COUNSEL

This is Schedule "B " to the Underwriting Agreement dated as of October 4, 2004 between Desert Sun Mining Corp., Sprott Securities Inc., CIBC World Markets Inc., GMP Securities Ltd. and Salman Partners Inc.

The opinion of the Company's counsel shall, inter alia, contain opinions with respect to the following matters:

(a)

the Company has been duly continued and is validly existing under its jurisdiction of subsistence and has the corporate capacity and power to own its property and to carry on its business as presently carried on;

(b)

the authorized and issued capital of the Company;

(c)

the Company has the corporate capacity and power to execute and deliver this agreement and to perform its obligations hereunder;

(d)

the Common Shares have been duly authorized and validly issued and are outstanding as fully paid and non-assessable;

(e)

the Warrants have been duly authorized, created and validly issued;

(f)

the Warrant Shares have been duly authorized and, when issued upon the due exercise of the Warrants, will be outstanding as fully paid and non-assessable;

(g)

all necessary corporate action has been taken by the Company to authorize: (i) the allotment, issuance and sale of the Common Shares; (ii) the creation, issuance and sale of the Warrants; (iii) the allotment of the Warrant Shares; (iv) the grant of the Option; and (v) the issuance and sale of the Units of the Company upon exercise of the Option, provided that the Company shall have received payment of the required consideration therefor;

(h)

each of this agreement and the supplement to the Warrant Indenture has been duly authorized, executed and delivered by the Company and is a legal, valid and binding obligation of the Company enforceable against it in accordance with its terms;

(i)

Equity Transfer Services Inc. has been duly appointed the transfer agent and registrar for the Company's common shares and the warrant agent for the Warrants;

(j)

the Exchanges have accepted notice of the issuance of the Common Shares, the Warrants and the Warrant Shares and have conditionally approved the listing of the Common Shares and the Warrant Shares and the TSX has conditionally approved the listing of the Warrants, in each case subject to usual conditions;

(k)

the execution, delivery and performance of this agreement and the supplement to the Warrant Indenture and the consummation by the Company of the transactions contemplated in this agreement, the Warrant Indenture and the Final Prospectus and compliance by the Company with its obligations under this agreement and the Warrant Indenture do not and will not conflict with and do not and will not result in a breach of, and do not and will not create a state of facts which after notice or lapse of time or both will result in a breach of any of the terms, conditions or provisions of the constating documents of the Company, or any resolution passed or consented to by the directors or shareholders of the Company or any of the laws of Ontario or the federal laws of Canada applicable therein;

(l)

all necessary documents have been filed, all requisite proceedings have been taken and all other legal requirements have been fulfilled under the laws of each of the Qualifying Provinces to qualify the distribution and sale of the Offered Securities and to permit the offering of the Offered Securities in such provinces pursuant to the Final Prospectus through investment dealers or brokers registered in such provinces who have complied with the relevant provisions of the securities legislation of such jurisdictions and upon payment in full for such Offered Securities, the Offered Securities will be validly issued as fully paid and non-assessable securities of the Company;

(m)

the issue, sale and delivery by the Company of the Warrant Shares is exempt from the prospectus and registration requirements of Applicable Securities Laws;

(n)

the first trade of the Warrant Shares following their issue, sale and delivery by the Company is not subject to the prospectus requirements of Applicable Securities Laws;

(o)

all necessary documents have been filed, all requisite proceedings have been taken and all other legal requirements have been fulfilled under the laws of Ontario to qualify the distribution of the Option;

(p)

as to the reporting issuer status of the Company in each of the Qualifying Provinces;

(q)

the forms of the certificates representing the Common Shares and the Warrants have been approved by the board of directors of the Company and comply with the requirements of the Exchanges; and

(r)

opinions with respect to eligibility for investment under the statutes referred to in the Final Prospectus.

SCHEDULE "C”
TERMS FOR OFFERING TO U.S. PURCHASERS

This is Schedule "C " to the Underwriting Agreement dated as of October 4, 2004 between Desert Sun Mining Corp., Sprott Securities Inc., CIBC World Markets Inc., GMP Securities Ltd. and Salman Partners Inc.

As used in this Schedule "C” and related appendices, capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Underwriting Agreement to which this Schedule "C” is annexed and the following terms shall have the meanings indicated:

(a)

"Directed Selling Efforts” means directed selling efforts as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Offered Securities and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Offered Securities;

(b)

"Foreign Issuer” shall have the meaning ascribed thereto in Regulation S. Without limiting the foregoing, but for greater clarity, it means any issuer which is (a) the government of any country other than the United States, of any political subdivision thereof or a national of any country other than the United States; or (b) a corporation or other organization incorporated under the laws of any country other than the United States, except an issuer meeting the following conditions: (1) more than 50 percent of the outstanding voting securities of such issuer are held of record either directly or through voting trust certificates or depositary receipts by resident of the Unites States; and (2) any of the following: (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;

(c)

"General Solicitation” and "General Advertising” means "general solicitation” " and "general advertising” , respectively, as used under Rule 502(c) under the U.S. Securities Act, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising or in any other manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act;

(d)

"Institutional Accredited Investor” means those institutional "accredited investors” specified in Rule 501(a)(1),(2),(3) and (7) of Regulation D;

(e)

"Regulation D” means Regulation D adopted by the SEC under the U.S. Securities Act;

(f)

"Regulation S” means Regulation S adopted by the SEC under the U.S. Securities Act;

(g)

"SEC” means the United States Securities and Exchange Commission;

(h)

Substantial U.S. Market Interest” means "substantial U.S. market interest” " as that term is defined in Regulation S;

(l)

"United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

(i)

”U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

(j)

"U.S. Person” means a U.S. person as that term is defined in Regulation S; and

(k)

"U.S. Securities Act” " means the United States Securities Act of 1933, as amended.

Representations, Warranties and Covenants of the Underwriters

Each of the Underwriters and the U.S. Underwriter (as defined below) acknowledges that the Offered Securities have not been and will not be registered under the U.S. Securities Act and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act and state securities laws. Accordingly, each of the Underwriters and the U.S. Underwriter represents, warrants and covenants to the Company that:

1.

It has not offered and sold, and will not offer and sell, any Offered Securities forming part of its allotment described in section 12.1 of the Underwriting Agreement except (a) in an offshore transaction in accordance with Rule 903 of Regulation S or (b) in the United States as provided in paragraphs 2 through 10 below. Accordingly, neither the Underwriter nor any of its affiliates nor any persons acting on its behalf, has engaged or will engage in any Directed Selling Efforts in the United States with respect to the Offered Securities.

2.

It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Offered Securities, except with its affiliates, any selling group members or with the prior written consent of the Company. It shall require each selling group member to agree, for the benefit of the Company, to comply with, and shall use its best efforts to ensure that each selling group member complies with, the provisions of this Schedule "C” applicable to such Underwriter as if such provisions applied to such selling group member.

3.

All offers and sales of Offered Securities in the United States shall be made through Sprott Securities (USA) Inc., the U.S. broker-dealer affiliate of Sprott Securities Inc. (the "U.S. Underwriter” ) in compliance with all applicable U.S. broker-dealer requirements.

4.

In connection with offers and sales of Offered Securities in the United States or to U.S. Persons no form of General Solicitation or General Advertising shall be used.

5.

Any offer, sale or solicitation of an offer to buy Offered Securities that has been made or will be made in the United States was or will be made only to Institutional Accredited Investors in transactions that are exempt from registration under the U.S. Securities Act and applicable state securities laws.

6.

Each offeree in the United States shall be provided, prior to time of purchase of any Offered Securities, with a copy of the U.S. private placement offering memorandum (the "U.S. Placement Memorandum” ) attached to a copy of the Final Prospectus and no other written material will be used in connection with the offer or sale of the Offered Securities in the United States.

7.

Immediately prior to transmitting the U.S. Placement Memorandum, it had reasonable grounds to believe and did believe that each offeree was an Institutional Accredited Investor.

8.

Prior to any sale of Offered Securities in the United States, it shall cause each U.S. purchaser thereof to execute a Purchaser's Letter in the form attached hereto as Appendix I.

9.

At least one business day prior to the Time of Delivery, the transfer agent will be provided with a list of all purchasers of the Offered Securities in the United States.

10.

At closing, the U.S. Underwriter and Sprott Securities Inc., on behalf of itself and each of the other Underwriters, will provide a certificate, substantially in the form of Appendix II, relating to the manner of the offer and sale of the Offered Securities in the United States.

Representations, Warranties and Covenants of the Company

The Company represents, warrants, covenants and agrees that:

1.

The Company is a Foreign Issuer within the meaning of Regulation S with no Substantial U.S. Market Interest in the Offered Securities of the Company.

2.

The Company is not, and as a result of the sale of the Offered Securities contemplated hereby will not be, an "investment company” " as defined in the United States Investment Company Act of 1940, as amended.

3.

Except with respect to offers and sales to Institutional Accredited Investors in reliance upon an exemption from registration under the U.S. Securities Act, neither the Company nor any of its affiliates, nor any person acting on its or their behalf, has made or will make: (A) any offer to sell, or any solicitation of an offer to buy, any Offered Securities to a person in the United States; or (B) any sale of Offered Securities unless, at the time the buy order was or will have been originated, the purchaser is (i) outside the United States or (ii) the Company, its affiliates, and any person acting on their behalf reasonably believe that the purchaser is outside the United

States.

4.

Neither it nor any of its affiliates, nor any person acting on its or their behalf, has made or will make any Directed Selling Efforts in the United States with respect to the Offered Securities, or has taken or will take any action that would cause the applicable exemption afforded by the U.S. Securities Act or Regulation S to be unavailable for offers and sales of the Offered Securities pursuant to this Agreement.

5.

None of the Company, any of its affiliates or any person acting on its or their behalf have engaged or will engage in any form of General Solicitation or General Advertising with respect to offers or sales of the Offered Securities in the United States.

6.

Except with respect to the offer and sale of the Offered Securities offered hereby, neither the Company nor any person acting on behalf of the Company has, within six months prior to the date hereof, sold, offered for sale or solicited any offer to buy any of the Company’s securities of the same or similar class to that of the Offered Securities.

APPENDIX I TO SCHEDULE "C”

FORM OF U.S. PURCHASER’ S LETTER

, 2004 U.S. Purchaser's Letter

Sprott Securities (U.S.A.) Ltd.

c/o Sprott Securities Inc.

Suite 2750, South Tower

Royal Bank Plaza

200 Bay Street

Toronto, Ontario M5J 2J2

Re:

Purchase of Units of Desert Sun Mining Corp. Ladies and Gentlemen:

In connection with its agreement to purchase units (“ Units” ) of Desert Sun Mining Corp. (the "Company” ), wherein each Unit consists of one common share in the capital of the Company (“ Common Share” ) and one-half of a common share purchase warrant (“ Warrant” ), the undersigned represents, warrants and covenants to you as follows:

(a)

it is authorized to consummate the purchase of the Units;

(b)

it understands that the Units have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act” ) or any applicable state securities laws and that the offer and sale of Units to it is being made in reliance on an exemption to institutional "accredited investors” " (as such term is defined on Annex A hereto, "Institutional Accredited Investors” );

(c)

it has received a copy, for its information only, of the Canadian Final Short Form Prospectus, together with a U.S. placement memorandum, relating to the offering in the United States of the Units and it has had access to such additional information, if any, concerning the Company as it has considered necessary in connection with its investment decision to acquire the Units;

(d)

it has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment in the Units and is able to bear the economic risks of such investment;

(e)

it is an Institutional Accredited Investor or, if the Units are to be purchased for one or more accounts (“ investor accounts” ) for which it is acting as a fiduciary or agent, each such investor account is an Institutional Accredited Investor on a like basis;

(f)

it is acquiring the Units for its own account or for one or more investor accounts for which it is acting as fiduciary or agent, in each case for investment, and not with a view to any resale, distribution or other disposition of the Units, Warrants or Warrant Shares issuable upon exercise of such Warrants in violation of United States securities laws or applicable state securities laws. It is purchasing Units having an aggregate purchase price of at least CDN$100,000 for its own account or for one or more accounts as to which it exercises sole investment discretion and each such account is purchasing Units having such an aggregate purchase price;

(g)

it acknowledges that it has not purchased the Units as a result of any general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act), including, but not limited to, any advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, television or the Internet, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(h)

it agrees that if it decides to offer, sell or otherwise transfer any of the Common Shares, Warrants or Warrant Shares issuable upon exercise of such Warrants, such Common Shares, Warrants or Warrant Shares issuable upon exercise of such Warrants may be offered, sold or otherwise transferred, directly or indirectly, only, (i) to the Company, (ii) outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act and in compliance with applicable local laws and regulations; (iii) within the United States in compliance with the exemption from registration under the U.S. Securities Act provided by Rule 144 thereunder, if applicable, and in compliance with any applicable state securities laws; or (iv) in a transaction that does not require registration under the U.S. Securities Act or any applicable United States state laws and regulations governing the offer and sale of securities, and, if requested by the Company, has therefore furnished to the Company an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Company to such effect;

(i)

it understands and acknowledges that upon the original issuance of the Common Shares, Warrants or Warrant Shares issuable upon exercise of such Warrants, and until such time as the same is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws, certificates representing the Common Shares, Warrants or Warrant Shares issuable upon exercise of such Warrants, and all certificates issued in exchange therefor or in substitution thereof, shall bear the following legend:

"THE SECURITIES REPRESENTED HEREBY [FOR WARRANTS INCLUDE "AND THE SECURITIES ISSUED UPON EXERCISE OF THE WARRANTS”] HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT” ), OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO DESERT SUN MINING CORP. (THE "COMPANY” ), (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF APPLICABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS, OR (D) IN COMPLIANCE WITH CERTAIN OTHER PROCEDURES SATISFACTORY TO THE COMPANY. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. A NEW CERTIFICATE BEARING NO LEGEND MAY BE OBTAINED FROM THE REGISTRAR AND TRANSFER AGENT OF THE COMPANY UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE COMPANY’S

REGISTRAR AND TRANSFER AGENT AND THE COMPANY, TO THE EFFECT THAT SUCH SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.” ;

provided, that if securities are being sold under paragraph (h)(ii) above, and provided that the Company is a "Foreign Issuer” " within the meaning of Regulation S at the time of sale, any such legend may be removed by providing a declaration to Equity Transfer Services Inc., as registrar and transfer agent, to the effect set forth in Annex B hereto (or as the Company may prescribe from time to time); and provided further, that, if any such securities are being sold under paragraph (h)(iii) above, the legend may be removed by delivery to Equity Transfer Services Inc. and the Company of an opinion of counsel, of recognized standing reasonably satisfactory to the Company, to the effect that such legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws;

(j)

it understands that the exercise of the Warrants is subject to specific restrictions and conditions and agrees to comply with such restrictions and conditions as more fully detailed in the warrant exercise form;

(k)

it consents to the Company making a notation on its records or giving instructions to any transfer agent of the Common Shares, Warrants or Warrant Shares issuable upon exercise of such Warrants in order to implement the restrictions on transfer set forth and described herein;

(l)

it understands and acknowledges that the Company is not obligated to file and has no present intention of filing with the U.S. Securities and Exchange Commission or with any state securities administrator any registration statement in respect of resales of the Securities in the United States;

(m)

it understands and acknowledges that the Company is not obligated to remain a "foreign issuer” " within the meaning of Regulation S under the U.S. Securities Act;

(n)

if required by applicable securities legislation, regulatory policy or order or by any securities commission, stock exchange or other regulatory authority, it will execute, deliver and file and otherwise assist the Company in filing reports, questionnaires, undertakings and other documents with respect to the issue of the Securities; and

(o)

it understands and acknowledges that it is making the representations and warranties and agreements contained herein with the intent that they may be relied upon by the Company, the Underwriters and the U.S. Underwriter in determining its eligibility to purchase the Units.

The undersigned understands and acknowledges that the representations and warranties and agreements contained herein are made by it with the intent that they may be relied upon by you in determining its eligibility to purchase the Units. By this letter the undersigned and the U.S. Underwriter represents and warrants that the foregoing representations and warranties are true at the closing time with the same force and effect as if they had been made by it at the closing time and that they shall survive the purchase by it of the Units and shall continue in full force and effect notwithstanding any subsequent disposition by the undersigned of Units.

You are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

Registration of the certificate(s) representing the Units should be made as follows (if space is insufficient, attach a list):

Name:

___________________________

Address:

___________________________

Number of Units Purchased:

___________________________

Total Purchase Price:

___________________________

A certified cheque or bank draft in the amount set forth above accompanies this letter. The certificate(s) representing the securities underlying Units should:

*

be mailed by registered mail to the registered holder(s) at the address set forth in the prior paragraph; or

*

be made available to be picked up at the principal office of the Company’ s Registrar and Transfer Agent in the City of Toronto, Ontario.

*Please check one box, failing which such certificate will be mailed by registered mail to the registered holder(s) as described above.

Dated:__________________________

By:

Name:

Title:

ANNEX A

DEFINITION OF INSTITUTIONAL ACCREDITED INVESTOR Accredited Investor” " means any entity which comes within any of the following categories:

(1)

Any bank as defined in Section 3(a)(2) of the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act” ) or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act whether acting in its individual or fiduciary capacity; any broker dealer registered pursuant to Section 15 of the U.S. Securities Exchange Act of 1934; any insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees if such plan has total assets in excess of US$5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of US$5,000,000, or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors (as such term is defined in Rule 501(a) of Regulation D);

(2)

Any private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

(3)

Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of US$5,000,000; or

(4)

Any trust with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person (being defined as a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment).

ANNEX B
FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO:

EQUITY TRANSFER SERVICES INC.

as registrar and transfer agent

for Common Shares and Warrants of

DESERT SUN MINING CORP.

c/o Equity Transfer Services Inc.

120 Adelaide Street West,

Suite 420 Toronto, Ontario

M5H 4C3 Canada

The undersigned (a) acknowledges that the sale of the securities of DESERT SUN MINING CORP.(the "Company” ) to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act” ) and (b) certifies that (1) the undersigned is not an affiliate of the Company (as that term is defined in Rule 405 under the U.S. Securities Act), (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (B) the transaction was executed in, on or through the facilities of the applicable Canadian stock exchanges designated in Regulation S or any other Designated Offshore Securities Market as defined in Regulation S under the U.S. Securities Act and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of "washing off” the resale restrictions imposed because the securities are "restricted securities” " (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act) and (5) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S under the U.S. Securities Act, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

Dated:

Name of Seller

By:

Name:

Title:

APPENDIX II
TO SCHEDULE "C”
UNDERWRITERS' CERTIFICATE

In connection with the private placement in the United States of units (the "Units”) of Desert Sun Mining Corp. (the "Company”), with a U.S. institutional accredited investor (the "U.S. Private Placee” ) pursuant to a U.S. Purchaser’s Letter dated as of October •, 2004, and pursuant to an underwriting agreement (the "Underwriting Agreement”) dated October 4, 2004 among the Company and the underwriters named therein, the undersigned, Sprott Securities Inc. (“SSI”), on behalf of itself and each of the other underwriters, and Sprott Securities (U.S.A.) Ltd. (the "U.S. Underwriter”), the U.S. broker-dealer affiliate of SSI, hereby certify as follows:

(i)

the U.S. Underwriter is a duly registered broker or dealer with the United States Securities and Exchange Commission and is a member of and is in good standing with the National Association of Securities Dealers, Inc. on the date hereof;

(ii)

all offers and sales of Units in the United States were made only through the U.S. Underwriter and to a maximum of 50 institutional "accredited investors” (as defined below) and have been effected in accordance with all applicable U.S. broker-dealer requirements;

(iii)

each offeree was provided with a copy of the U.S. private placement memorandum (the "U.S. Placement Memorandum” ), including the Canadian final short form prospectus relating to the offering of the Units and no other written material was used in connection with the offer and sale of the Units in the United States;

(iv)

immediately prior to transmitting the U.S. Placement Memorandum, including the Canadian final short form prospectus relating to the offering of the Units to such offerees, we had reasonable grounds to believe and did believe that each offeree was an institutional "accredited investor” " as defined in Rule 501(a)(1),(2),(3) and (7) of Regulation D (an "Institutional Accredited Investor” ) under the Securities Act of 1933, as amended (the "U.S. Securities Act” ), and, on the date hereof, we continue to believe that each U.S. Private Placee purchasing Units from us is an Institutional Accredited Investor;

(v)

no form of general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act) was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Units in the United States or to U.S. persons;

(vi)

the offering of the Units in the United States has been conducted by us in accordance with the terms of the Underwriting Agreement; and

(vii)

prior to any sale of Units in the United States we caused each U.S. Private Placee to execute a U.S. Purchaser’s Letter in the form of Appendix I to Schedule "C” to the Underwriting Agreement.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein.

Dated this __ day of                            , 2004.

SPROTT SECURITIES INC.

SPROTT SECURITIES (U.S.A.) LTD.

By: ______________________________________

By: ________________________________________

Name: ___________________________________

Name: ______________________________________

Title: ____________________________________

Title: _______________________________________

SCHEDULE "D”
OUTSTANDING CONVERTIBLE SECURITIES

This is Schedule "D " to the Underwriting Agreement dated as of October 4, 2004 between Desert Sun Mining Corp., Sprott Securities Inc., CIBC World Markets Inc., GMP Securities Ltd. and Salman Partners Inc.

Convertible Securities of Desert Sun Mining Corp.

Desert Sun Mining Corp.	As of September 30, 2004

Warrants	2,168,727 @ $1.35 (expire July 22, 2005)
5,882,353 @ $2.50 (expire November 20, 2008
227,272 @ $1.10 (expire July 23, 2005) - Broker Warrants 113,636 @ $1.35 (expire July 23, 2005) - Broker Warrants
Options	665,000 @ $0.38 (expire July 11, 2007)
42,000 @ $0.40 (expire September 16, 2007) 132,000 @ $0.60 (expire September 16, 2007)
132,000 @ $0.80 (expire September 16, 2008)
1,289,997 @ $1.00 (expire February 4, 2008)
225,000 @ $1.00 (expire April 23, 2008)
100,000 @ $1.00 (expire July 2, 2008)
75,000 @ $1.10 (expire July 23, 2008)
1,000,000 @ $1.20 (expire September 22, 2009) - of which 842,786 require shareholder approval 50,000 @ $1.35 (expire July 25, 2008)
185,000 @ $1.57 (expire December 11, 2008)
100,000 @ $1.60 (expire April 7, 2009)
2,150,000 @ $1.62 (expire September 22, 2008)
400,000 @ $1.65 (expire October 21, 2008)
1,362,499 @ $1.70 (expire December 22, 2008)
50,000 @ $1.95 (expire November 17, 2008)
Fully Diluted	75,477,027

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be publicly offered for sale and therein only by persons permitted to sel such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary and General Counsel of Desert Sun Mining Corp. at 65 Queen Street West, Suite 810, Toronto, Ontario M5H 2M5, telephone (416) 861-5879. For the purposes of the Province of Qu´ebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary and General Counsel of Desert Sun Mining Corp. at the above-mentioned address and telephone number.

The securities offered under this short form prospectus have not and will not be registered under the United States Securities Act of 1933, as amended (the ‘‘U.S. Securities Act’’) or any state securities laws and, unless registered under the U.S. Securities Act and applicable state securities laws or except pursuant to exemptions from registration under the U.S. Securities Act or applicable state securities laws, may not be offered or sold, directly or indirectly, within the United States of America or to U.S. persons. See ‘‘Plan of Distribution’’.

SHORT FORM PROSPECTUS
New Issue October 12, 2004

DESERT SUN MINING CORP.

$14,500,000
10,000,000 Units

This short form prospectus is being filed to qualify the distribution (the ‘‘Offering’’) of 10,000,000 units (the ‘‘Units’’) of Desert Sun Mining Corp. (‘‘Desert Sun’’ or the ‘‘Corporation’’) at a price of $1.45 per Unit (the ‘‘Offering Price’’), each Unit consisting of one common share (a ‘‘Common Share’’) in the capital of the Corporation and one-half of one Common Share purchase warrant. Each whole Common Share purchase warrant (a ‘‘Warrant’’) will entitle the holder to purchase one Common Share at a price of $2.50 at any time before 5:00 p.m. (Toronto time) on November 20, 2008. The Units will be issued pursuant to an underwriting agreement (the ‘‘Underwriting Agreement’’) dated as of October 4, 2004 (the ‘‘Underwriting Agreement’’) between Desert Sun and Sprott Securities Inc., CIBC World Markets Inc., GMP Securities Ltd. and Salman Partners Inc. (collectively, the ‘‘Underwriters’’).

The outstanding Common Shares and Warrants of Desert Sun are listed and posted for trading on the Toronto Stock Exchange (the ‘‘TSX’’) under the symbol ‘‘DSM’’ and ‘‘DSM.WT’’, respectively, and the Common Shares are also listed on the American Stock Exchange (‘‘AMEX’’) under the symbol ‘‘DEZ’’. On September 29, 2004, the last trading day prior to the announcement of the Offering, the closing price of the Common Shares on the TSX was $1.55 and on AMEX was US$1.24 and the closing price of the Warrants on the TSX was $0.56. The TSX has conditionally approved the listing of the Common Shares and Warrants distributed under this prospectus and the Common Shares issuable upon exercise of these Warrants. Listing is subject to the Corporation fulfilling all of the listing requirements of the TSX on or before December 30, 2004. The Corporation has also applied to list the Common Shares distributed under this prospectus on AMEX.

Price: $1.45 per Unit

	Price to the Public(1)	Underwriters’ Fee	Net proceeds to the Corporation(2)
Per Unit	$1.45	$0.07975	$1.37025
Total(3)	$14,500,000	$797,500	$13,702,500

Notes:

(1)

The price per Unit was determined by negotiation between the Corporation and the Underwriters. Of the Offering Price, the Corporation will allocate $1.08 to each Common Share and $0.37 to each one-half of one Warrant comprised in each Unit.

(2)

After deducting the Underwriters’ fee, but before deducting expenses of the Offering, including the preparation and filing of this short form prospectus, which are estimated to be $500,000 and which will be paid from the proceeds of the Offering.

(3)

The Corporation has granted the Underwriters an option (the ‘‘Underwriters’ Option’’) to purchase up to an additional 3,793,103 Units at the

Offering Price at any time prior to the closing of the Offering. In the event that the Underwriters’ Option is exercised in full, the total Price to the Public, Underwriters’ Fee and Net Proceeds to the Corporation will be $19,999,999.35, $1,099,999.96 and $18,899,999.39, respectively. This short form prospectus qualifies the distribution of the Underwriters’ Option and the Units issuable upon exercise of the Underwriters’ Option.

An investment in the Common Shares and Warrants is subject to certain risks. Prospective investors should carefully consider the risk factors described in this short form prospectus under ‘‘Risk Factors’’.

The Underwriters may effect transactions intended to stabilize or maintain the market price for the Common Shares at levels above that which might otherwise prevail in the open market. See ‘‘Plan of Distribution’’.

The Underwriters, as principals, conditionally offer the Units, subject to prior sale if, as, and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under

‘‘Plan of Distribution’’, subject to approval of certain legal matters on behalf of the Corporation by Cassels Brock & Blackwell LLP and on behalf of the Underwriters by Heenan Blaikie LLP. See ‘‘Legal Matters’’. Subscriptions will be received subject to rejection in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that certificates evidencing the Common Shares and Warrants comprising the Units will be available for delivery at the closing of the Offering, which is expected to take place on or about October 20, 2004, or such other date as may be agreed to by the Corporation and the Underwriters but in any event no later than November 4, 2004.

TABLE OF CONTENTS

Page

FORWARD-LOOKING STATEMENTS

2

DOCUMENTS INCORPORATED BY REFERENCE

3

ELIGIBILITY FOR INVESTMENT

4

THE CORPORATION

4

RECENT DEVELOPMENTS

5

PLAN OF DISTRIBUTION

6

DESCRIPTION OF SECURITIES DISTRIBUTED

7

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

9

USE OF PROCEEDS

11

CONSOLIDATED CAPITALIZATION

12

RISK FACTORS

12

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

16

LEGAL MATTERS

16

AUDITORS, TRANSFER AGENT AND REGISTRAR

16

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

16

AUDITORS’ CONSENT

17

CERTIFICATE OF THE CORPORATION

C-1

CERTIFICATE OF THE UNDERWRITERS

C-2

FORWARD-LOOKING STATEMENTS

This short form prospectus, and the documents incorporated by reference herein, contain ‘‘forward-looking statements’’ within the meaning of the United States Private Securities Litigation Reform Act of 1995, which are prospective and reflect management’s expectations regarding Desert Sun’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as ‘‘anticipate’’, ‘‘believe’’, ‘‘expect’’, ‘‘intend’’, ‘‘could’’, ‘‘would’’, ‘‘might’’, ‘‘budget’’, ‘‘estimate’’ and similar or comparable words and expressions have been used to identify these forward-looking statements. These statements reflect management’s beliefs and are based on information currently available to management. Such forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold or other metal production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades and recovery rates and are or may be based on assumptions and estimates related to future economic, market, political, social and other conditions.

Forward-looking statements are subject to significant risks, uncertainties, assumptions and other factors. A number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this short form prospectus, and the documents incorporated herein by reference, are based upon what management believes to be reasonable assumptions, Desert Sun cannot assure prospective purchasers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this short form prospectus or in the case of documents incorporated by reference herein, as of the dates of such documents, and Desert Sun assumes no obligation to update or revise them to reflect new events or circumstances.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of the Corporation, filed with the securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference into, and form an integral part of, this short form prospectus:

(a)

renewal annual information form (‘‘AIF’’) of the Corporation dated January 18, 2004 for the year ended August 31, 2003, other than the documents specifically incorporated by reference in the AIF;

(b)

audited comparative consolidated financial statements of the Corporation as at and for the fiscal years ended August 31, 2003 and August 31, 2002, together with the auditors’ report thereon and the notes thereto and management’s discussion and analysis in respect thereof;

(c)

unaudited interim comparative consolidated financial statements of the Corporation as at, and for the ten months ended June 30, 2004 and the nine months ended May 31, 2003, together with the notes thereto and management’s discussion and analysis in respect thereof;

(d)

management information circular dated December 19, 2003 prepared in connection with the annual and special meeting of shareholders of the Corporation held on January 21, 2004;

(e)

material change report dated September 12, 2003 relating to the completion of the feasibility study report by SNC Lavalin Engineers & Constructors;

(f)

material change report of the Corporation dated June 8, 2004 relating to the credit facility with Quest Capital Corp.;

(g)

material change report of the Corporation dated July 6, 2004 relating to the operating permit for the Jacobina Gold Project;

(h)

material change report of the Corporation dated September 21, 2004 relating to the appointment of Bruce Humphrey as President and Chief Executive Officer;

(i)

material change report of the Corporation dated September 30, 2004 relating to the Offering; and

(j)

material change report of the Corporation dated October 1, 2004 relating to the decision of the Corporation not to proceed with the credit facility with Quest Capital Corp.

Any document of the type referred to above (excluding confidential material change reports) filed by the Corporation with the securities commissions or similar authorities in the provinces of Canada after the date of this short form prospectus and prior to the termination of the Offering) shall be deemed to be incorporated by reference into this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this short form prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

ELIGIBILITY FOR INVESTMENT

Based on legislation in effect at the date hereof and subject to compliance with the prudent investment standards and general investment provisions and restrictions of the statutes referred to below (and, where applicable, the regulations made under those statutes) and, in certain cases, subject to the satisfaction of additional requirements relating to investment or lending policies, standards, procedures and goals and, in certain cases, subject to the filing of such policies, standards, procedures or goals, the Common Shares and Warrants, if issued on the date hereof, would not be precluded as investments under the following statutes:

Insurance Companies Act (Canada)

Trustee Act (Ontario)

Pension Benefits Standards Act, 1985 (Canada)

Loan and Trust Corporations Act (Ontario)

Trust and Loan Companies Act (Canada)

An Act respecting insurance (Quebec) for an

Loan and Trust Corporations Act (Alberta)

insurer, as defined therein, incorporated under

Insurance Act (Alberta)

the laws of the Province of Quebec, other than

Employment Pension Plans Act (Alberta)

a guarantee fund

Pension Benefits Standards Act (British Columbia)

An Act respecting trust companies and savings

Financial Institutions Act (British Columbia)

companies (Quebec) for a trust company, as

The Insurance Act (Manitoba)

defined therein, which invests its own funds

The Trustee Act (Manitoba)

and funds received as deposits and a savings

The Pension Benefits Act (Manitoba)

company (as defined therein) investing its

Pension Benefits Act (Nova Scotia)

funds

Trustee Act (Nova Scotia)

Supplemental Pension Plans Act (Quebec)

Pension Benefits Act (Ontario)

The Pension Benefits Act, 1992 (Saskatchewan)

In the opinion of Cassels Brock & Blackwell LLP, counsel to the Corporation, and Heenan Blaikie LLP, counsel to the Underwriters, based on the provisions of the Income Tax Act (Canada) (the ‘‘Tax Act’’), the regulations thereunder and the proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, provided in the case of the Warrants, the Corporation deals at arm’s length with each person who is an annuitant, a beneficiary, an employer or a subscriber under the Deferred Income Plan (as defined below) or registered education savings plan, or the Warrants are listed on a prescribed stock exchange (which includes the TSX), the Common Shares and Warrants comprising the Units, if issued on the date hereof, would be qualified investments under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans (collectively, ‘‘Deferred Income Plans’’) and registered education savings plans. In the opinion of such counsel, based in part on a certificate of the Corporation as to factual matters, the Common Shares and Warrants comprising the Units, if issued on the date of this prospectus, would not constitute ‘‘foreign property’’ for the purpose of the tax imposed under Part XI of the Tax Act on Deferred Income Plans, registered investments and certain other tax exempt entities, including most registered pension funds or plans. Registered education savings plans are not subject to the foreign property rules.

THE CORPORATION

Overview

Desert Sun was originally incorporated under the name Fredonia Oil & Gas Ltd. under the laws of British Columbia on May 21, 1980 by registration of its Memorandum and Articles with the British Columbia Registrar of Companies. On February 21, 1985, the Corporation changed its name to Consolidated Fredonia Resources Ltd.

On February 20, 1986, the Corporation changed its name to Sun River Gold Corp. and adopted new Articles by filing a special resolution with the Registrar of Companies for British Columbia. On March 11, 1991, the Corporation changed its name to Yellow Point Mining Corp. On August 26, 1994, the Corporation changed its name to Desert Sun Mining Corp. On March 20, 2003, the Corporation was continued under the Canada Business Corporations Act.

Desert Sun is engaged in the acquisition, exploration and development of mineral properties for the purpose of producing precious metals. The Corporation’s principal asset is its 100% interest in the Jacobina gold project located in the State of Bahia, in northeastern Brazil. The Jacobina property is currently at the development stage. See ‘‘Item 4 — Narrative Description of the Business — Mineral Properties’’ in the AIF.

Desert Sun’s principal executive and registered offices are located at 65 Queen Street West, Suite 810, Toronto, Ontario, M5H 2M5. The Common Shares and Warrants of the Corporation are listed and posted for trading on the TSX under the symbol ‘‘DSM’’ and ‘‘DSM.WT’’, respectively. The Common Shares are also listed on the AMEX under the symbol ‘‘DEZ’’ and are quoted over the counter on the Berlin and Frankfurt Stock Exchanges under the symbol ‘‘DRT’’.

Intercorporate Relationships

The following chart sets forth the names of the subsidiaries of Desert Sun, their respective jurisdictions of incorporation and Desert Sun’s current voting and equity interest therein.

Changes to Management and Board

Bruce Humphrey, P.Eng, has been appointed the President, Chief Executive Officer and a member of the Board of Directors of the Corporation, effective October 18, 2004. Stan Bharti, P.Eng., has been appointed Chairman of the Board of Directors and Gerry McCarvill has been appointed Vice Chairman of the Corporation.

Listing on American Stock Exchange

The common shares of the Corporation began trading on the American Stock Exchange on August 11, 2004, under the symbol ‘‘DEZ’’.

Operating Permits Received

As of July 6, 2004, the Corporation has received all operating and environmental permits required to re-start operations at the Jacobina Mine.

Credit Facility

On June 8, 2004, the Corporation signed a letter agreement with Quest Capital Corp. (‘‘Quest’’) regarding a $15 million credit facility. The letter agreement provided for a secured bridge loan of up to $15 million, repayable 12 months from the date of drawdown of the loan. On October 1, 2004, the Corporation announced that it and Quest have mutually agreed not to proceed with the credit facility. With the net proceeds of this Offering, the Corporation has sufficient financing for the development of the Jacobina Gold Project.

Change of Year End

As of February 27, 2004, the Corporation changed its financial year end from August 31 to December 31 to coincide with the year end of its subsidiary Jacobina Mineracao e Comercio. Under Brazilian law, Jacobina Mineracao e Comercio is required to have a year end of December 31. The Corporation believed that it would be more cost efficient and in the best interests of the Corporation and its shareholders for both companies to have the same financial year end. The Corporation is implementing this change by having a transition financial year of 16 months, the last day of which will be December 31, 2004.

Preliminary Assessment Completed

The Corporation commissioned SRK Consulting (‘‘SRK’’) to assess the achievability and economics of higher underground production rates (the ‘‘Production Rate Assessment’’) on all categories of mineral resources, including Inferred Resources and to assess increased gold production rates and preliminary ‘‘order of magnitude’’ economics for the Jacobina Mine. In the study dated December 2003, SRK concluded that it is reasonable for DSM to pursue a higher production rate at the Jacobina Mine, in the range of 5,200 tons per day. SRK concluded that at this rate, Jacobina could produce an average of 154,000 mined ounces annually, based on a metallurgical recovery of 96.5%, at an estimated cash cost of US$165 per recovered ounce. SRK stated that the additional capital required to reach this production rate was estimated at US$31.7 million, and that such a production rate could be reached by 2007. A 5,200 ton per day production rate would involve additional risk because a higher production rate is required, more capital is required up front, and the payback period is one year longer.

SRK stated in the study that the data used is preliminary in nature with a high level of uncertainty, and also that if a higher Jacobina production rate is adopted as a goal of DSM, SRK recommended that a feasibility study be completed to verify the economics. The Corporation has not yet commissioned this feasibility study. It is the Corporation’s intention to update the reserve and resource calculation for the project, which it expects to complete by the end of 2004, and to then commence the feasibility study.

The Preliminary Assessment is not adequate to definitively confirm the economics of the Jacobina property extended life-of-mine production scenarios. SRK cautioned that the results presented in the study are preliminary in nature, based on inferred mineral resources, that cannot be converted to mineral reserves due to their uncertainty. There is no guarantee that further exploration will upgrade any of these resources.

PLAN OF DISTRIBUTION

Pursuant to an underwriting agreement (the ‘‘Underwriting Agreement’’) dated as of October 4, 2004 between the Corporation and the Underwriters, the Corporation has agreed to sell and the Underwriters have severally agreed to purchase, as principals, on October 20, 2004, or such earlier or later date as may be agreed upon by the Corporation and the Underwriters (the ‘‘Closing Date’’) but in any event not later than November 4, 2004, all but not less than all of the 10,000,000 Units offered hereby at the Offering Price, subject to compliance with all necessary legal requirements and to the conditions contained in the Underwriting Agreement. In addition, the Underwriters have the option to purchase up to an additional 3,793,103 Units at the Offering Price at any time prior to the closing of the Offering. The Corporation has agreed to pay the Underwriters a fee of $0.07975 per Unit for their services in connection with the distribution of the Units offered by this Prospectus. The Offering Price was determined by negotiation between the Corporation and the Underwriters.

The TSX has conditionally approved the listing of the Common Shares and Warrants distributed under this prospectus and the Common Shares issuable upon exercise of these Warrants. Listing is subject to the Corporation fulfilling all of the listing requirements of the TSX on or before December 30, 2004. The Corporation has also applied to list the Common Shares distributed under this prospectus on AMEX.

The Warrants will be created and issued pursuant to the terms of the Warrant Indenture (as defined below).

Each whole Warrant will entitle the holder thereof to purchase one Common Share at a price of $2.50 at any time prior to 5:00 p.m. (Toronto time) on November 20, 2008 at which time the Warrants will expire and be void and of no value. The Warrant Indenture contains provisions designed to protect the holders of Warrants against dilution upon the happening of certain events. No fractional Common Shares will be issued upon the exercise of any Warrants.

The Units, Common Shares and Warrants comprising the Units and the Common Shares underlying the Warrants have not been and will not be registered under the U.S. Securities Act or any state securities laws, and subject to registration under the U.S. Securities Act and applicable state securities laws or to certain exemptions therefrom, may not be offered for purchase or sale, sold, transferred, delivered, exercised or otherwise disposed of, directly or indirectly, within the United States or its territories or possessions or to or for the account or benefit of any U.S. person (as defined in Regulation S under the U.S. Securities Act). Offers and sales of such securities within the United States or its territories or possessions or to or for the account or benefit of a

U.S. person would constitute a violation of the U.S. Securities Act and applicable state securities laws unless made in compliance with the registration requirements of the U.S. Securities Act and applicable state securities laws or an exemption therefrom. Each Underwriter has agreed that, except in accordance with the terms of an applicable exemption as described in the Underwriting Agreement, it will not offer or sell any of the Units within the United States or its territories or possessions or to or for the account or benefit of any U.S. person. This short form prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the Units in the United States. In addition, until 40 days after the commencement of this offering, any offer or sale of the Units offered hereby within the United States by any dealer (whether or not participating in this offering) may violate the registration requirements of the U.S. Securities Act.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of their Units, if any of the Units are purchased under the Underwriting Agreement.

Pursuant to the policies of the Ontario Securities Commission and the Autorite des marches financiers, the Underwriters may not, throughout the period of distribution under this short form prospectus, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions. The Underwriters may rely on such exceptions on the condition that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in or raising the price of the Common Shares. These exceptions include a bid or purchase permitted under the rules of applicable self-regulatory organizations relating to market stabilization and passive market making activities. Subject to the foregoing, the Underwriters may over-allot or effect transactions in connection with this offering intended to stabilize or maintain the market price of the Common Shares at levels above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

DESCRIPTION OF SECURITIES DISTRIBUTED

Common Shares

The Corporation is authorized to issue an unlimited number of Common Shares, of which there are 59,126,543 issued and outstanding as of October 1, 2004. Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Corporation, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Corporation’s board of directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Corporation are entitled to receive on a pro rata basis the net assets of the Corporation after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Warrants

The Warrants will be issued in registered form under and be governed by the terms of a warrant indenture (the ‘‘Warrant Indenture’’) dated November 20, 2003 between the Corporation and Equity Transfer Services Inc., as warrant agent thereunder (the ‘‘Warrant Agent’’). The Corporation has appointed the principal transfer offices of the Warrant Agent in Toronto, Ontario as the location at which Warrants may be surrendered for exercise or transfer. The following summary of certain provisions of the Warrant Indenture does not purport to be complete and is qualified in its entirety by reference to the provisions of the Warrant Indenture.

Each whole Warrant will entitle the holder to purchase one Common Share at a price of $2.50. The exercise price and the number of Common Shares issuable upon exercise are both subject to adjustment in certain circumstances as more fully described below. Warrants will be exercisable at any time prior to 5:00 p.m. (Toronto time) on November 20, 2008, after which time the Warrants will expire and become null and void. Under the Warrant Indenture, the Corporation is entitled to purchase in the market, by private contract or otherwise, all or any of the Warrants then outstanding, and any Warrants so purchased will be cancelled.

The exercise price for the Warrants is payable in Canadian dollars.

The Warrant Indenture provides for adjustment in the number of Common Shares issuable upon the exercise of the Warrants and/or the exercise price per Common Share upon the occurrence of certain events, including:

(i)

the issuance of Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all of the holders of the Common Shares as a stock dividend or other distribution (other than a ‘‘dividend paid in the ordinary course’’, as defined in the Warrant Indenture, or a distribution of Common Shares upon the exercise of the Warrants or pursuant to the exercise of directors’, officers’ or employee stock options granted under the Corporation’s stock option plans);

(ii)

the subdivision, redivision or change of the Common Shares into a greater number of shares;

(iii)

the reduction, combination or consolidation of the Common Shares into a lesser number of shares;

(iv)

the issuance to all or substantially all of the holders of the Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Common Shares, or securities exchangeable for or convertible into Common Shares, at a price per share to the holder (or at an exchange or conversion price per share) of less than 95% of the ‘‘current market price’’, as defined in the Warrant Indenture, for the Common Shares on such record date; and

(v)

the issuance or distribution to all or substantially all of the holders of the Common Shares of shares of any class other than the Common Shares, rights, options or warrants to acquire Common Shares or securities exchangeable or convertible into Common Shares, of evidences of indebtedness or cash, securities or any property or other assets.

The Warrant Indenture also provides for adjustment in the class and/or number of securities issuable upon the exercise of the Warrants and/or exercise price per security in the event of the following additional events: (1) reclassifications of the Common Shares; (2) consolidations, amalgamations, plans of arrangement or mergers of the Corporation with or into another entity (other than consolidations, amalgamations, plans of arrangement or mergers which do not result in any reclassification of the Common Shares or a change of the Common Shares into other shares); or (3) the transfer (other than to one of the Corporation’s subsidiaries) of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation or other entity.

No adjustment in the exercise price or the number of Common Shares purchasable upon the exercise of the Warrants is required to be made unless the cumulative effect of such adjustment or adjustments would change the exercise price by at least 1% or the number of Common Shares purchasable upon exercise by at least one one-hundredth of a Common Share.

The Corporation also covenants in the Warrant Indenture that, during the period in which the Warrants are exercisable, it will give notice to holders of Warrants of certain stated events, including events that would result in an adjustment to the exercise price for the Warrants or the number of Common Shares issuable upon exercise of the Warrants, at least 14 days prior to the record date or effective date, as the case may be, of such event.

No fractional Common Shares will be issuable upon the exercise of any Warrants, and no cash or other consideration will be paid in lieu of fractional shares. Holders of Warrants will not have any voting or pre-emptive rights or any other rights which a holder of Common Shares would have.

From time to time, the Corporation and the Warrant Agent, without the consent of the holders of Warrants, may amend or supplement the Warrant Indenture for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder of Warrants. Any amendment or supplement to the Warrant Indenture that adversely affects the interests of the holders of the Warrants may only be made by ‘‘extraordinary resolution’’, which will be defined in the Warrant Indenture as a resolution either (1) passed at a meeting of the holders of Warrants at which there are holders of Warrants present in person or represented by proxy representing at least 10% of the aggregate number of the then outstanding Warrants and passed by the affirmative vote of holders of Warrants representing not less than 6623% of the aggregate number of all the then outstanding Warrants represented at the meeting and voted on the poll upon such resolution or (2) adopted by an instrument in writing signed by the holders of Warrants representing not less than 662/3% of the aggregate number of all the then outstanding Warrants.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Cassels Brock & Blackwell LLP, counsel to the Corporation, and Heenan Blaikie LLP, counsel to the Underwriters, the following is, as of the date of this prospectus, a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the ‘‘Tax Act’’) generally applicable to holders of Common Shares and Warrants acquired under the Offering. This summary applies to holders who, for the purposes of the Tax Act: (i) deal at arm’s length and are not affiliated with the Corporation; (ii) are not ‘‘financial institutions’’ as defined in the Tax Act for purposes of the mark-to-market rules; (iii) are not ‘‘specified financial institutions’’ as defined in the Tax Act; and (iv) hold their Common Shares and Warrants as capital property. Such securities will generally be ‘‘capital property’’ to a holder unless they are held in the course of carrying on a business of trading or dealing in securities or have been acquired in a transaction or transactions considered to be an adventure in the nature of trade. Certain holders who are resident in Canada for purposes of the Tax Act and who might not otherwise be considered to hold their Common Shares as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act.

This summary is based upon the current provisions of the Tax Act and the regulations thereunder (the ‘‘Regulations’’) in force as of the date hereof, all specific proposals (the ‘‘Proposed Amendments’’) to amend the Tax Act or the Regulations that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof, the current provisions of the Canada-United States Income Tax Convention (1980) (the ‘‘Convention’’), and counsel’s understanding of the current published administrative and assessing practices of the Canada Revenue Agency (the ‘‘CRA’’). No assurance can be given that the Proposed Amendments will be enacted in their current proposed form, if at all; however, the Canadian federal income tax considerations generally applicable to holders with respect to the Common Shares and Warrants will not be different in a material adverse way if the Proposed Amendments are not enacted. This summary does not take into account or anticipate any other changes to the law, whether by legislative, governmental or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder. Therefore, holders should consult their own tax advisors with respect to their particular circumstances.

Holders Resident in Canada

The following discussion applies to a holder (a ‘‘Canadian Holder’’) of Common Shares and Warrants who, at all relevant times, is or is deemed to be resident in Canada for the purposes of the Tax Act.

Acquisition of Common Shares and Warrants

The total purchase price of a Unit to a Canadian Holder must be allocated on a reasonable basis between the Common Share and the one-half of one Warrant to determine the cost of each for purposes of the Tax Act.

For its purposes, the Corporation intends to allocate $1.08 of the issue price of each Unit as consideration for the issue of each Common Share and $0.37 of the issue price of each Unit for the issue of each one-half of one Warrant. Although the Corporation believes that its allocation is reasonable, it is not binding on the CRA. The Canadian Holder’s adjusted cost base of the Common Share comprising a part of each Unit will be determined by averaging the cost allocated to the Common Share with the adjusted cost base to the Canadian Holder of all Common Shares owned by the Canadian Holder immediately prior to such acquisition.

Exercise of Warrants

No gain or loss will be realized by a Canadian Holder upon the exercise of a Warrant to acquire a Common Share. When a Warrant is exercised, the Canadian Holder’s cost of the Common Share acquired thereby will be the aggregate of the Canadian Holder’s adjusted cost base of such Warrant and the exercise price paid for the Common Share. The Canadian Holder’s adjusted cost base of the Common Share so acquired will be determined by averaging such cost with the adjusted cost base to the Canadian Holder of all Common Shares owned by the Canadian Holder immediately prior to such acquisition.

Disposition and Expiry of Warrants

A disposition or deemed disposition by a Canadian Holder of a Warrant (other than upon the exercise thereof) will generally give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, are greater (or less) than such Canadian Holder’s adjusted cost base of the Warrants. In the event of the expiry of an unexercised Warrant, the Canadian Holder will realize a capital loss equal to the Canadian Holder’s adjusted cost base of such Warrant. The tax treatment of capital gains and losses is discussed in greater detail below under the subheading ‘‘Capital Gains and Losses’’.

Dividends

Dividends received or deemed to be received on the Common Shares will be included in computing the Canadian Holder’s income. In the case of an individual Canadian Holder such dividends will be subject to the gross-up and dividend tax credit rules normally applicable in respect of taxable dividends received from taxable Canadian corporations (as defined in the Tax Act). Dividends received by a corporation on the Common Shares must be included in computing its income but generally will be deductible in computing its taxable income.

Private corporations (as defined in the Tax Act) and certain other corporations controlled by or for the benefit of an individual (other than a trust) or related group of individuals (other than trusts) generally will be liable to pay a 33113% refundable tax under Part IV of the Tax Act on dividends to the extent such dividends are deductible in computing taxable income. This refundable tax generally will be refunded to a corporate holder at the rate of $1 for every $3 of taxable dividends paid while it is a private corporation.

Disposition of Common Shares

A disposition or deemed disposition by a Canadian Holder of Common Shares will generally give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, are greater (or less) than such Canadian Holder’s adjusted cost base of the Common Shares. The tax treatment of capital gains and losses is discussed in greater detail below under the subheading ‘‘Capital Gains and Losses’’.

Capital Gains and Losses

Upon a disposition (or a deemed disposition) of a Common Share or Warrant (other than on the exercise thereof), a Canadian Holder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of such security, as applicable, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such security, as applicable, to the Canadian Holder. One-half of any capital gain will be included in income as a taxable capital gain and one-half of a capital loss may normally be deducted as an allowable capital loss against taxable capital gains realized in the year of disposition. Any unused allowable capital losses may be applied to reduce net taxable capital gains realized in the three preceding taxation years or any subsequent taxation year, subject to the provisions of the Tax Act in that regard.

The amount of any capital loss realized on the disposition or deemed disposition of Common Shares by a Canadian Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on such shares or shares substituted for such shares to the extent and in the circumstance prescribed by the Tax Act. Similar rules may apply where a Canadian Holder that is a corporation is a member of a partnership or beneficiary of a trust that owns such shares or that is itself a member of a partnership or a beneficiary of a trust that owns shares.

A Canadian Holder that is throughout the relevant taxation year a ‘‘Canadian-controlled private corporation’’ (as defined in the Tax Act) also may be liable to pay an additional refundable tax of 6223% on its ‘‘aggregate investment income’’ for the year which will include taxable capital gains. This refundable tax generally will be refunded to a corporate holder at the rate of $1 for every $3 of taxable dividends paid while it is a private corporation.

Individuals (other than certain trusts) may be subject to alternative minimum tax in respect of realized capital gains.

Holders Resident in the United States

The following summary is generally applicable to holders who (i) for the purposes of the Tax Act have not been and will not be deemed to be resident in Canada at any time while they hold Common Shares or Warrants and who do not use or hold the Common Shares and/or Warrants in carrying on a business in Canada; and (ii) are residents of the United States for purposes of the Convention (‘‘U.S. Holders’’). Special rules, which are not discussed in this summary, may apply to a U.S. Holder that is an insurer carrying on business in Canada and elsewhere.

Dividends paid or credited or deemed under the Tax Act to be paid or credited to a U.S. Holder will generally be subject to Canadian withholding tax at the rate of 15%. This rate is reduced to 5% in the case of a U.S. Holder that is a corporation that owns at least 10% of the voting stock of the Corporation.

A U.S. Holder will not be subject to tax under the Tax Act in respect of any capital gain on the disposition of Common Shares or Warrants provided such securities do not constitute ‘‘taxable Canadian property’’. Common Shares and Warrants will not constitute taxable Canadian property to a U.S. Holder at a particular time provided that the Common Shares are listed on a prescribed stock exchange (which currently includes the TSX) at that time and provided that at no time during the 60 month period immediately preceding the disposition, the U.S. Holder, persons with whom the U.S. Holder does not deal at arm’s length, or the U.S. Holder together with such persons, owned 25% or more of the issued shares of any class or series of the Corporation. Common Shares and Warrants may also be deemed to constitute taxable Canadian property in certain circumstances under the Tax Act. A U.S. Holder’s capital gain (or capital loss) in respect of Common Shares or Warrants that constitute or are deemed to constitute taxable Canadian property (and are not ‘‘treaty-protected property’’) will generally be computed in the manner described above under ‘‘Holders Resident in Canada — Capital Gains and Losses’’.

Even if the Common Shares or Warrants are taxable Canadian property to a U.S. Holder, a taxable capital gain resulting from the disposition of such securities will not be included in computing the U.S. Holder’s income for the purposes of the Tax Act if the securities constitute ‘‘treaty-protected property’’. Common Shares and Warrants owned by a U.S. Holder will generally be treaty-protected property provided the value of the Corporation’s shares is not derived principally (more than 50%) from real property situated in Canada.

USE OF PROCEEDS

The net proceeds to the Corporation from the Offering, after deducting the Underwriters’ fee and estimated offering expenses, including expenses relating to the preparation and filing of this short form prospectus, are estimated to be approximately $18,399,999.39 (assuming that the Underwriters’ Option is exercised in full).

The net proceeds of the Offering are intended to be used by the Corporation as follows: $12.2 million for mine development, mill rehabilitation and administration expenses (including health and safety) at the Jacobina project; $2.5 million for additional exploration and the remainder for working capital and general corporate purposes. The Corporation’s actual use of the net proceeds may vary depending on the Corporation’s operating and capital needs from time to time.

CONSOLIDATED CAPITALIZATION

The following table sets forth the Corporation’s cash and equivalents and consolidated capitalization as at August 31, 2003, on an actual basis and on an adjusted basis to give effect to the Offering and certain other material changes in the consolidated capitalization since August 31, 2003 (the ‘‘Adjustments’’). This information should be read in connection with the Corporation’s financial statements and related notes thereto incorporated by reference in this short form prospectus.

	As at August 31, 2003(1)(2)	As at August 31, 2003 after giving effect to the Offering(2)(3)(4)	As at August 31, 2003 after giving effect to the Offering and the Adjustments(2)(3)(4)(5)
Cash Long-term debt Shareholders’ equity: Common Shares	$6,832 — $16,952 (32,868,484 Common Shares)	$25,232 — $32,796 (46,661,587 Common Shares)	$56,431 — $58,171 (66,541,294 Common Shares)
Warrants	$1,683	$4,239	$10,063
	(7,288,260 Warrants)	(14,184,811 Warrants)	(20,067,164 Warrants)
Contributed Surplus	$428	$428	$428
Deficit	($9,463)	($9,463)	($9,463)
Total Shareholders’ Equity	$9,600	$28,000	$59,199
Total Consolidated Capitalization	$9,600	$28,000	$59,199

Notes:

(1)

Dollar amounts correspond with those set forth in the audited consolidated financial statements of the Corporation as at and for the year ended August 31, 2003.

(2)

All dollar amounts in the table and the notes are expressed in thousands of Canadian dollars.

(3)

After deducting the Underwriters’ fee and the estimated expenses of the Offering.

(4)

Assuming that the Underwriters’ Option is exercised in full.

(5)

After giving effect to the following material changes in the consolidated capitalization of the Corporation since August 31, 2003:

(a)

September 2003, 8,115,000 Common Shares were issued pursuant to a private placement for gross proceeds of $11,199,000.

(b)

November 2003, 11,764,707 Common Shares and 5,882,353 common share purchase warrants were issued pursuant to an underwritten public offering for gross proceeds of $20,000,000.

RISK FACTORS

An investment in the Units involves significant risks, which should be carefully considered by prospective investors before purchasing Units. Prospective investors should consider the following risks.

Jacobina at Development Stage

Jacobina is at the development stage. The development of mineral deposits involves significant capital expenditures over a significant period of time, which expenditures and period of time may be higher or longer than expected. The Corporation cannot give any assurance that the development of the Jacobina mine will be accomplished in an efficient, cost effective and timely manner. Unanticipated expenses or unforeseen delays and other contingencies could have a material adverse effect on the Corporation.

Foreign Country Risks

All of Desert Sun’s property interests are located in Brazil and consequently Desert Sun is subject to certain risks, including currency fluctuations and possible political or economic instability in that country which may result in the impairment or loss of mineral concessions or other mineral rights, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mining industry. Any changes in regulations or shifts in political attitudes are beyond Desert Sun’s control and may adversely affect Desert Sun’s business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation, employment practices and mine safety.

Exploration and Mining Risks

The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Fires, power outages, labour disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. The Corporation has relied, and may continue to rely, upon consultants and others for operating expertise. Substantial expenditures are required to establish mineral reserves through drilling, to develop metallurgical processes and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing gold and other mineral properties are affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of gold, fluctuations in exchange rates or other minerals produced, costs of development, infrastructure and processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Depending on the price of gold or other minerals produced, Desert Sun may determine that it is impractical to commence or continue commercial production.

Environmental and Other Regulatory Requirements

Desert Sun’s activities are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner that is creating stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officer and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Desert Sun’s current exploration activities, including any development activities and commencement of production on its properties, require permits from various governmental authorities and such operations are and will be governed by laws and regulations on prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in exploration activities and in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. There can be no assurance that such laws and regulations would not have an adverse effect on any mining project that Desert Sun may undertake. Desert Sun believes that it is in substantial compliance with all material laws and regulations which currently apply to its activities.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on Desert Sun and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of mining properties.

Estimates of Mineral Reserves and Resources and Production Risks

The mineral reserves and resource estimates included or incorporated by reference in this short form prospectus are estimates only and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that an identified reserve or resource will even qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material.

The Corporation is planning to commence commercial production at the new mine at its Jacobina property in early 2005, however, there are risks that the completion of construction of the new mine and/or the commencement of commercial production could be delayed due to circumstances beyond the control of the Corporation. Once commenced, production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations, inaccurate or incorrect geological, metallurgical or engineering work, and work interruptions, among other things. Short term factors, such as the need for orderly development of deposits or the processing of new or different grades, may have an adverse effect on mining operations or the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in reserves or resources, grades, stripping ratios or recovery rates may effect the economic viabilities of projects. The estimated reserves and resources included in this short form prospectus or in the documents incorporated by reference herein should not be interpreted as assurances of mine life or of the profitability of future operations.

The Corporation has engaged expert independent technical consultants to advise it with respect to mineral reserves and resources and project engineering, among other things. The Corporation believes that those experts are competent and that they have carried out their work in accordance with all internationally recognized industry standards. However, if the work conducted by those experts is ultimately found to be incorrect or inadequate in any material respect, the Corporation may experience delays and increased costs in developing the Jacobina property.

Mineral Prices

The mineral exploration and development industry in general is intensely competitive and there is no assurance that, even if commercial quantities of proven and probable reserves are discovered, a profitable market may exist for the sale of same. Factors beyond Desert Sun’s control may affect the marketability of any substances discovered. Mineral prices have fluctuated widely, particularly in recent years. The marketability of minerals is also affected by numerous other factors beyond Desert Sun’s control, including government regulations relating to price, government sales of commodities, royalties, allowable production and importing and exporting of minerals, the effect of which cannot accurately be predicted.

Uninsured Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fire, flooding and earthquakes may occur. It is not always possible to fully insure against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of Desert Sun’s securities.

Competition

Desert Sun competes with many international companies that have substantially greater financial and technical resources than it has for the acquisition of mineral concessions as well as for the recruitment and retention of qualified employees.

Share Price Fluctuations

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development stage companies, have experienced wide fluctuations in price which would have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur.

Title Matters

The acquisition of title to mineral concessions in Brazil is a detailed and time consuming process. Title to and the area of mining concessions may be disputed. Desert Sun has diligently investigated title to all mineral concessions and obtained title opinions with respect thereto and, based upon such opinions, Desert Sun believes that title to all properties covering the mineral resources and reserves at the Jacobina property is in good standing; however, the foregoing should not be construed as a guarantee of title to those properties. Title to those properties may be affected by undisclosed and undetected defects.

Dividends

All of Desert Sun’s available funds will be invested to finance the growth of its business and, therefore, investors cannot expect to receive a dividend on the Common Shares in the foreseeable future.

Enforcement of Civil Liabilities

As substantially all of Desert Sun’s assets and the assets of its subsidiaries are located outside of Canada, and certain of its directors and officers are resident outside of Canada, it may be difficult or impossible to enforce judgements granted by a court in Canada against Desert Sun’s assets or the assets of its subsidiaries or its directors and officers residing outside of Canada.

Dependence on Outside Parties

Desert Sun has relied upon consultants, engineers and others and intends to rely on these parties for development, construction and operating expertise. Substantial expenditures are required to construct mines, to establish ore reserves through drilling, to carry out environmental and social impact assessments, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the exploration and plant infrastructure at any particular site. If such parties’ work is deficient or negligent or is not completed in a timely manner, it could have a material adverse effect on the Corporation.

Conflicts Of Interest

Certain of the Corporation’s directors and officers serve or may agree to serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which the Corporation may participate, the directors of the Corporation may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Corporation’s directors, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In determining whether or not the Corporation will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Corporation may be exposed and its financial position at that time.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Stan Bharti, the President and Chief Executive Officer of Desert Sun, is also a director and former officer of Valencia Ventures Inc. (‘‘VVI’’) (formerly William Multi-Tech Inc. and, prior to that, William Resources Inc.), the entity from which Desert Sun acquired the Jacobina property. At the time that Desert Sun and VVI entered into the agreement that entitled Desert Sun to earn a 51% interest in the Jacobina property, Mr. Bharti was not an officer or director of Desert Sun. At the time that VVI granted Desert Sun the option to acquire the remaining 49% interest in the Jacobina property, Mr. Bharti refrained from participating in the negotiations that led to the granting of the option, declared his interest in the matter and refrained from voting at the directors meetings held to approve the granting of the option.

LEGAL MATTERS

Certain legal matters in connection with the distribution of the Units pursuant to this short form prospectus will be passed upon on behalf of the Corporation by Cassels Brock & Blackwell LLP and on behalf of the Underwriters by Heenan Blaikie LLP. As at October 8, 2004, partners and associates of Cassels Brock & Blackwell LLP, as a group, and partners and associates of Heenan Blaikie LLP, as a group, each beneficially owned, directly or indirectly, less than 1% of the outstanding securities of the Corporation or of any associated party or affiliate of the Corporation.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are McGovern, Hurley, Cunningham LLP, Toronto, Ontario.

The transfer agent and registrar for the Common Shares is Equity Transfer Services Inc. at its principal office in Toronto, Ontario.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces of Canada, securities legislation further provides a purchaser with remedies for rescission or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

AUDITORS’ CONSENT

We have read the Short Form Prospectus of the Corporation dated October 12, 2004 relating to the issue of 10,000,000 Units consisting of 10,000,000 Common Shares and 5,000,000 Common Share Purchase Warrants of the Corporation. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the use through incorporation by reference in the above-mentioned Short Form Prospectus of our report to the shareholders of the Corporation on the consolidated balance sheet of the Corporation as at August 31, 2003 and the consolidated statements of operations, contributed surplus and deficit and cash flows for the year ended August 31, 2003. Our report is dated November 21, 2003.

McGovern, Horley, Cunningham, LLP

Toronto, Ontario

Chartered Accountants

AUDITORS’ CONSENT

We have read the Short Form Prospectus of the Corporation dated October 12, 2004 relating to the issue of 10,000,000 Units consisting of 10,000,000 Common Shares and 5,000,000 Common Share Purchase Warrants of the Corporation. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the use through incorporation by reference in the above-mentioned Short Form Prospectus of our report to the shareholders of the Corporation on the consolidated balance sheets of the Corporation as at August 31, 2002 and 2001 and the consolidated statements of operations, contributed surplus and deficit and cash flows for each of the years in the three year period ended August 31, 2002. Our report is dated November 19, 2002.

De Visser Gray

Vancouver, British Columbia

Chartered Accountants

CERTIFICATE OF THE CORPORATION

Dated: October 12, 2004

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities qualified by this short form prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador and the respective rules and regulations thereunder. For the purposes of the Province of Qu´ebec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities being distributed.

(Signed) STAN BHARTI

(Signed) STEPHEN WOODHEAD

President and Chief Executive Officer

Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

(Signed) GERALD P. MCCARVILL

(Signed) DR. WILLIAM PEARSON

Director

Director

CERTIFICATE OF THE UNDERWRITERS

Dated: October 12, 2004

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities qualified by this short form prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador and the respective rules and regulations thereunder. For the purposes of the Province of Qu´ebec, to the best of our knowledge, information and belief, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to effect the value or the market price of the securities being distributed.

SPROTT SECURITIES INC.

By: (Signed) DARREN WALLACE

CIBC WORLD MARKETS INC.

By: (Signed) DAVID A. SCOTT

GMP SECURITIES LTD.

SALMAN PARTNERS INC.

By: (Signed) MARK WELLINGS

By: (Signed) TERRANCE K. SALMAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Desert Sun Mining Corp.

(Registrant)

Dated: May 11, 2005	Signed: /s/ Tony Wonnacott Tony Wonnacott, Corporate Secretary